12/9

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02060486

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME St. George

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

FILE NO. 82- 3809  FISCAL YEAR 9-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DATE : 12/9/02

FILE NO. 82-3809

st.george

# Full Financial Report 2002


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Financial Report for the year ended 30 September 2002



ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

# Financial Report

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## Table of Contents

# Statements of Financial Performance

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|
| | | **2002** | 2001 | **2002** | 2001 |
| | NOTE | **$M** | $M | **$M** | $M |
| Interest income | 2 | **3,064** | 3,311 | **3,014** | 3,251 |
| Interest expense | 2 | **1,731** | 2,076 | **1,813** | 2,194 |
| Net interest income | | **1,333** | 1,235 | **1,201** | 1,057 |
| Other income | 3,8 | **852** | 690 | **697** | 607 |
| Total ordinary income (net of interest expense) | | **2,185** | 1,925 | **1,898** | 1,664 |
| Charge for bad and doubtful debts | 4 | **87** | 77 | **91** | 75 |
| Operating expenses | | | | | |
| – staff | | **586** | 507 | **521** | 456 |
| – computer and equipment | | **250** | 164 | **236** | 156 |
| – occupancy | | **128** | 116 | **124** | 113 |
| – administration and other | | **283** | 298 | **267** | 263 |
| Total operating expenses | 5,8 | **1,247** | 1,085 | **1,148** | 988 |
| Share of net loss of associates accounted for using the equity method | | **1** | 3 | **-** | - |
| Goodwill amortisation and write-off | 6,8 | **182** | 99 | **67** | 71 |
| Profit from ordinary activities before income tax | | **668** | 661 | **592** | 530 |
| Income tax expense | 7,8 | **240** | 255 | **179** | 180 |
| Profit from ordinary activities after income tax | | **428** | 406 | **413** | 350 |
| Net profit attributable to outside equity interests | | **1** | 1 | **-** | - |
| **Net profit attributable to members of the Bank** | | **427** | 405 | **413** | 350 |
| **Non Owner Changes in Equity** | | | | | |
| Net increase in asset revaluation and realisation reserve | | **17** | 3 | **14** | 3 |
| Net increase in claims equalisation reserve | | **3** | 3 | **-** | - |
| | | **20** | 6 | **14** | 3 |
| **Total change in equity other than those resulting from transactions with owners as owners** | | **447** | 411 | **427** | 353 |
| Dividends per ordinary share (cents) | 9 | **80** | 65 | **80** | 65 |
| Basic earnings per ordinary share (cents) | 10 | **74.8** | 71.9 | | |
| Diluted earnings per ordinary share (cents) | 10 | **76.0** | 72.4 | | |
| Basic earnings per preferred resetting yield marketable equity security ($) | 10 | **6.36** | 6.36 | | |

*These Statements of Financial Performance should be read in conjunction with the accompanying notes to the financial statements.*

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

# Statements of Financial Position

AS AT 30 SEPTEMBER 2002

| | | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|
| | | **2002** | 2001 | **2002** | 2001 |
| | NOTE | **$M** | $M | **$M** | $M |
| **ASSETS** | | | | | |
| Cash and liquid assets | 14 | **414** | 1,093 | **413** | 1,092 |
| Due from other financial institutions | 15 | **239** | 458 | **199** | 434 |
| Trading securities | 16 | **5,778** | 3,569 | **5,660** | 3,556 |
| Investment securities | 17 | **391** | 463 | **354** | 353 |
| Loans and other receivables | 18 | **42,767** | 39,699 | **41,832** | 38,806 |
| Bank acceptances of customers | | **1,662** | 1,170 | **1,662** | 1,170 |
| Amounts receivable from controlled entities | | **–** | – | **1,322** | 1,969 |
| Investment in controlled entities | | **–** | – | **1,723** | 1,713 |
| Investment in associated companies | 22 | **10** | 123 | **4** | 10 |
| Other investments | 23 | **108** | 93 | **18** | 16 |
| Property, plant and equipment | 24 | **546** | 534 | **414** | 401 |
| Goodwill | 25 | **1,377** | 1,409 | **895** | 979 |
| Other assets | 26 | **1,712** | 3,445 | **1,555** | 3,342 |
| **TOTAL ASSETS** | | **55,004** | 52,056 | **56,051** | 53,841 |
| **LIABILITIES** | | | | | |
| Deposits and other borrowings | 27 | **38,394** | 35,539 | **38,376** | 35,509 |
| Due to other financial institutions | 28 | **912** | 790 | **895** | 790 |
| Bank acceptances | | **1,662** | 1,170 | **1,662** | 1,170 |
| Amounts payable to controlled entities | | **–** | – | **1,650** | 2,441 |
| Provision for dividends | 29 | **221** | 179 | **211** | 168 |
| Income tax liability | 30 | **272** | 265 | **224** | 201 |
| Other provisions | 31 | **115** | 91 | **108** | 83 |
| Bonds and notes | 32 | **7,303** | 7,776 | **7,303** | 7,776 |
| Loan capital | 33 | **1,002** | 769 | **1,002** | 769 |
| Bills payable and other liabilities | 34 | **1,285** | 1,851 | **1,067** | 1,614 |
| **TOTAL LIABILITIES** | | **51,166** | 48,430 | **52,498** | 50,521 |
| **NET ASSETS** | | **3,838** | 3,626 | **3,553** | 3,320 |
| **SHAREHOLDERS' EQUITY** | | | | | |
| Share capital | 35 | **3,349** | 3,127 | **3,349** | 3,127 |
| Reserves | 36 | **79** | 59 | **89** | 75 |
| Retained profits | 37 | **71** | 102 | **115** | 118 |
| **Shareholders' equity attributable to members of the bank** | | **3,499** | 3,288 | **3,553** | 3,320 |
| Outside equity interests in controlled entities | 38 | **339** | 338 | **–** | – |
| **TOTAL SHAREHOLDERS' EQUITY** | | **3,838** | 3,626 | **3,553** | 3,320 |

*These Statements of Financial Position should be read in conjunction with the accompanying notes to the financial statements.*

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

# Statements of Cash Flows

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | NOTE | CONSOLIDATED 2002 $M | CONSOLIDATED 2001 $M | BANK 2002 $M | BANK 2001 $M |
|---|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | | |
| Interest received | | **3,074** | 3,329 | **3,021** | 3,260 |
| Interest paid | | **(1,762)** | (2,136) | **(1,847)** | (2,252) |
| Dividends received | | **2** | 1 | **92** | 77 |
| Other income received | | **926** | 839 | **511** | 482 |
| Operating expenses paid | | **(1,171)** | (1,119) | **(877)** | (740) |
| Income taxes paid | | **(231)** | (243) | **(161)** | (150) |
| Net payments from the sale and purchase of trading securities | | **(2,208)** | (442) | **(2,105)** | (440) |
| **Net cash (used in)/provided by operating activities** | (a) | **(1,370)** | 229 | **(1,366)** | 237 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | | |
| Acquisition of controlled entities | (c) | **(33)** | - | **(6)** | - |
| Disposal of controlled entity | (d) | **(2)** | - | **-** | - |
| Restructuring costs | | **(18)** | (43) | **(10)** | (43) |
| Net proceeds/(payments) from sale and purchase of investment securities | | **72** | 769 | **(1)** | 788 |
| Net increase in loans and other receivables | | **(2,764)** | (310) | **(2,749)** | (662) |
| Payments for shares | | **(24)** | (58) | **(17)** | (34) |
| Proceeds from sale of shares | | **28** | 18 | **26** | - |
| Proceeds from sale of Advance Property Fund units | | **-** | 156 | **-** | - |
| Payments of research and development costs | | **(11)** | (9) | **-** | - |
| Payments for property, plant and equipment | | **(74)** | (52) | **(66)** | (44) |
| Proceeds from sale of property, plant and equipment | | **10** | 24 | **10** | 24 |
| Net decrease/(increase) in amounts receivable from controlled entities | | **-** | - | **289** | (118) |
| Net increase in other assets | | **(232)** | (63) | **(187)** | (266) |
| **Net cash (used in)/provided by investing activities** | | **(3,048)** | 432 | **(2,711)** | (355) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | | |
| Net increase in deposits | | **2,542** | 551 | **2,889** | 802 |
| Proceeds from other borrowings | | **19,758** | 21,398 | **19,758** | 21,398 |
| Repayment of other borrowings | | **(19,232)** | (21,260) | **(19,232)** | (21,260) |
| Proceeds from loan capital | | **301** | - | **301** | - |
| Repayment of loan capital | | **-** | (198) | **-** | (198) |
| (Decrease)/increase in amounts payable to controlled entities | | **-** | - | **(727)** | 280 |
| Net increase/(decrease) in other liabilities | | **95** | (380) | **89** | (182) |
| Share buy back | | **-** | (376) | **-** | (376) |
| Proceeds from the issue of shares | | **99** | 27 | **99** | 27 |
| Net proceeds from the issue of PRYMES | | **-** | 291 | **-** | 291 |
| Dividends paid | | **(290)** | (341) | **(250)** | (301) |
| **Net cash provided by/(used in) financing activities** | | **3,273** | (288) | **2,927** | 481 |
| **Net (decrease)/increase in cash and cash equivalents** | | **(1,145)** | 373 | **(1,150)** | 363 |
| **Cash and cash equivalents at the beginning of the financial year** | | **676** | 303 | **657** | 294 |
| **Cash and cash equivalents at the end of the financial year** | (b) | **(469)** | 676 | **(493)** | 657 |

*These Statements of Cash Flows should be read in conjunction with the notes to the Statements of Cash Flows and the accompanying notes to the financial statements.*

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

# Statements of Cash Flows

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **Notes to Statements of Cash Flows** | | | | |
| **(a) Reconciliation of net profit to net cash provided by operating activities** | | | | |
| Profit from ordinary activities after tax | **428** | 406 | **413** | 350 |
| Depreciation | **68** | 64 | **56** | 55 |
| Amortisation | | | | |
| – leasehold | **1** | 1 | **1** | 1 |
| – goodwill | **110** | 99 | **67** | 71 |
| – deferred expenditure | **66** | 46 | **60** | 43 |
| Dividend receivable | **-** | (2) | **-** | (80) |
| Profit on sale of property, plant and equipment | **(1)** | (5) | **(1)** | (5) |
| (Decrease)/increase in accrued expenses | **(6)** | 9 | **19** | 165 |
| Increase/(decrease) in income tax liability provisions | **7** | (8) | **23** | 17 |
| Decrease in interest receivable | **11** | 23 | **6** | 10 |
| (Increase)/decrease in other income receivable | **(14)** | 3 | **22** | 26 |
| Increase in trading securities | **(2,208)** | (442) | **(2,105)** | (440) |
| Bad and doubtful debts expense | **87** | 77 | **91** | 75 |
| Increase in employee entitlements provisions | **7** | - | **7** | (2) |
| Increase in restructure provision | **18** | - | **18** | - |
| Decrease in other provision | **(1)** | - | **-** | - |
| Decrease in interest payable | **(30)** | (59) | **(34)** | (58) |
| Net profit on sale of shares | **(22)** | (2) | **(21)** | - |
| Exchange (gain)/loss on foreign currency borrowing | **-** | - | **(18)** | 19 |
| Write-back of excess provisions | **-** | (8) | **-** | (8) |
| Write-down of investments | **22** | 30 | **18** | 27 |
| Write-down of investment in WealthPoint Limited | **-** | 22 | **-** | - |
| Write-down of investments in SMS Management and Technology Limited | **-** | 6 | **-** | - |
| Write-off of deferred expenditure | **60** | - | **60** | - |
| Goodwill write-off | **72** | - | **-** | - |
| Profit on trading | **(45)** | (31) | **(48)** | (29) |
| **Net cash (used in)/provided by operating activities** | **(1,370)** | 229 | **(1,366)** | 237 |

**(b) Reconciliation of cash**

For the purpose of the Statements of Cash Flows, cash at the end of the financial year is reconciled to the following items in the Statements of Financial Position:

| | CONSOLIDATED 2002 $M | CONSOLIDATED 2001 $M | BANK 2002 $M | BANK 2001 $M |
|---|---|---|---|---|
| Cash and liquid assets | **414** | 1,093 | **413** | 1,092 |
| Due from other financial institutions – at call | **194** | 451 | **154** | 433 |
| Due to other financial institutions – at call | **(912)** | (700) | **(895)** | (700) |
| Bills payable | **(165)** | (168) | **(165)** | (168) |
| **Cash and cash equivalents at the end of the financial year** | **(469)** | 676 | **(493)** | 657 |

# Statements of Cash Flows

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## Notes to Statements of Cash Flows (continued)

### (c) Acquisition of controlled entities

#### Deutsche Equity Lending Australia Limited (DEL) and Deutsche ML Nominees Limited (DML)

On 22 October 2001, the Bank acquired 100% of Deutsche Equity Lending Australia Limited (now St.George Equity Finance Limited) and Deutsche ML Nominees Limited (now Target Nominees Limited) for $8 million. St.George Equity Finance Limited provides margin loans for investments in equity securities. The excess of consideration over the fair value of net assets at the date of acquisition was $9 million.

#### WealthPoint Limited

On 5 November 2001, WealthPoint Limited became a wholly owned subsidiary. The consideration paid for the 52 million shares and 10 million options that the consolidated entity did not already hold was $34 million after related acquisition costs.

A restructure provision of $6 million was established at the date of acquisition to cover the costs of rationalising and integrating WealthPoint operations into the consolidated entity and discontinuing certain non-core WealthPoint businesses.

As part of the restructure of WealthPoint, non-core businesses were disposed of during the year for nominal or nil consideration. These businesses were Falkiners Stockbroking, Bourse Education, Bourse Data and HotCopper.

Goodwill on acquisition totalled $139 million. As a result of a reassessment of the future benefits associated with the ongoing WealthPoint businesses, $72 million of goodwill was written-off at 31 March 2002.

No acquisitions were undertaken in the 2001 financial year. Details of the acquisitions undertaken in the 2002 financial year are as follows:

| | WEALTHPOINT $M | DEL AND DML $M | TOTAL $M |
|---|---|---|---|
| Fair value of net tangible assets acquired | | | |
| – Cash | 7 | - | 7 |
| – Loans and other receivables | 59 | 329 | 388 |
| – Property, plant and equipment | 3 | - | 3 |
| – Other assets | 12 | 3 | 15 |
| – Borrowings | (70) | (322) | (392) |
| – Other liabilities | (8) | (9) | (17) |
| – Other provisions | - | (2) | (2) |
| | 3 | (1) | 2 |
| Goodwill on acquisition | 139 | 9 | 148 |
| | 142 | 8 | 150 |
| less – Cash acquired | 7 | - | 7 |
| – Non-cash consideration | 102 | - | 102 |
| – Deferred consideration | - | 2 | 2 |
| – Restructuring liabilities | 6 | - | 6 |
| Net outflow of cash on acquisition | 27 | 6 | 33 |

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

# Statements of Cash Flows

FOR THE YEAR ENDED 30 SEPTEMBER 2002

### Notes to Statements of Cash Flows (continued)

### (d) Disposal of controlled entities

On 22 March 2002, the consolidated entity disposed of its interest in Falkiners Stockbroking Limited for nil consideration.

No disposal of controlled entities was undertaken in the 2001 financial year.

Details of the disposal undertaken in the 2002 financial year is as follows:

| | FALKINERS $M |
|---|---|
| Consideration | - |
| Fair value of the net tangible assets disposed | |
| – Cash | 2 |
| – Loans and other receivables | 7 |
| – Creditors | (7) |
| – Provisions | (2) |
| Net assets disposed | - |
| Less cash disposed | 2 |
| Net outflow of cash on disposal | (2) |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

In this Financial Report, St.George Bank Limited, the parent entity, is referred to as the Bank.

The following terminology is also used:

- the consolidated entity is St.George Bank Limited and its controlled entities; and
- controlled entities are entities controlled by St.George Bank Limited (as listed in Note 45).

The significant accounting policies that have been adopted in the preparation of this Financial Report are as follows:

### (a) Bases of Accounting

This general purpose Financial Report complies with the accounts provisions of the Banking Act, Corporations Act 2001, applicable Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

Unless otherwise indicated, all amounts are expressed in Australian currency and are shown in $ million.

The accounting policies adopted are consistent with those of the prior year.

### (b) Historical Cost

This Financial Report has been prepared on the basis of historical cost except for AASB 1038: Life Insurance Business requirements or where indicated. Securities and derivatives held for trading purposes have been marked to market.

The carrying amounts of all non-current assets are reviewed to determine whether they are in excess of their recoverable amount as at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. When assessing the recoverable amount for a particular non-current asset, the net cash flows arising from the asset's continued use and subsequent disposal have not been discounted to its present value, except where specifically stated.

### (c) Consolidation

The consolidated Financial Report comprises the Financial Report of the Bank and its controlled entities.

Where an entity commenced or ceased to be controlled during the year, its results are only included from the date control commenced or up to the date control ceased.

Outside interests in the equity and results of the entities that are controlled by the Bank are shown as a separate item in the consolidated Financial Report.

All inter-entity balances and transactions have been eliminated.

### (d) Excess of Market Value over Net Assets of Controlled Entities

Investments in controlled entities by St.George Life Limited are recorded at market value. On consolidation, the excess of net market value of these controlled entities over their underlying net assets is separately recognised and included in other assets. This amount is assessed at each reporting date with changes in value recorded as other income or expense in accordance with Accounting Standard AASB 1038: Life Insurance Business.

### (e) Foreign Currency

All monetary assets and liabilities held in foreign currencies are shown in this Financial Report at the exchange rates prevailing at balance date. Foreign currency forwards, futures, swaps and options are valued at the appropriate market rates at balance date. Unrealised profits and losses arising from these revaluations are recognised in the Statements of Financial Performance.

For foreign exchange trading activities, it is the policy of the consolidated entity to maintain a substantially matched position in foreign currency assets and liabilities, hence net exposure to exchange risk is not material.

### (f) Translation of Controlled Foreign Entities

The Financial Reports of overseas controlled entities that are integrated foreign operations are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the Statements of Financial Performance.

### (g) Roundings

The Bank is a company of the kind referred to in ASIC Class Order No 98/0100 dated 10 July 1998. Accordingly, amounts in this Financial Report have been rounded to the nearest one million dollars except where otherwise stated.

### (h) Cash and Liquid Assets

Cash and liquid assets comprise cash held in branches, ATMs, cash at bankers, money at call, bills receivable, remittances in transit and securities purchased under agreement to resell. Interest income on cash and liquid assets is recognised in the Statements of Financial Performance when earned.

### (i) Due from Other Financial Institutions

Balances due from other financial institutions includes loans, nostro balances and settlement account balances due from other banks. They are brought to account at the gross balance outstanding. Interest income is recognised in the Statements of Financial Performance when earned.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### (j) Trading Securities

Trading securities are purchased without the intention of being held to maturity. Other securities are recorded at net fair value based on quoted market prices. Realised and unrealised gains and losses are recognised in the Statements of Financial Performance. Interest on trading securities is included in net interest income. At acquisition, trading securities are recorded on a trade date basis.

### (k) Investment Securities

Investment securities are purchased with the intention of being held to maturity. The securities are recorded at cost plus accrued interest and, in respect of fixed interest securities, are adjusted for amortised premiums and discounts. Premiums and discounts are amortised from the date of acquisition so that the securities reflect their face value at maturity. The amortisation of premiums and discounts is recognised in the Statements of Financial Performance as net interest income. Gains or losses on disposal of investment securities prior to maturity are brought to account when realised. Unrealised losses are not brought to account unless the recoverable amount is less than the carrying amount. Investment securities are recorded on a trade date basis. Interest income is recognised in the Statements of Financial Performance when earned.

### (l) Repurchase Agreements

Securities sold under agreements to repurchase are retained in the Statements of Financial Position as Trading Securities or Investment Securities, as applicable, and accounted for accordingly. The obligation to repurchase is recognised as a liability and disclosed as Deposits and Other Borrowings. Securities purchased under agreements to resell are recorded as Liquid Assets.

### (m) Loans and Other Receivables

Loans and other receivables include residential, commercial, credit card, overdrafts and other personal loans, leasing, hire purchase, bill financing, leveraged leases, margin lending, equity swaps and research and development participation.

Receivables referred to above are carried at the recoverable amount represented by the gross value of the loan balance adjusted for specific provisions for doubtful debts, interest reserved and in respect of leveraged leases, unearned tax remissions.

Interest and material yield related fees are recognised in the Statements of Financial Performance when earned.

(i) Leasing Receivables

Finance leases, in which the consolidated entity is the lessor, are included in Loans and Other Receivables. At the beginning of the lease term, the present value of the minimum lease payments receivable plus the present value of any unguaranteed residual value is recorded in the Statements of Financial Position. Income attributable to the leases is brought to account progressively in the Statements of Financial Performance over the lease term in accordance with an actuarial method so as to achieve a constant periodic rate of return on the leases outstanding.

(ii) Structured Investments

Investments by the consolidated entity in research and development syndicates, participation in leveraged leases and equity swaps are recorded at the amounts equal to the consolidated entity's participation and included in Loans and Other Receivables in the Statements of Financial Position. Revenue is brought to account based on a method that yields a constant rate of return.

### (n) Impaired Assets

The consolidated entity has adopted the Australian Prudential Regulation Authority's (APRA) guidelines for classifying impaired assets, which consist of the following broad categories:

(i) Non-Accrual Loans

Loans are classified as non-accrual where:

(1) contractual payments of principal and/or interest are 90 or more days in arrears, and where the value of security is insufficient to cover repayment of principal and interest;

(2) a specific provision has been raised; and/or

(3) there is reasonable doubt about the ultimate collectability of principal and interest within an acceptable timeframe.

Income on non-accrual loans is recognised only on a cash basis and when the cash received is not a principal payment. If necessary a specific provision for doubtful debts is recognised so that the carrying amount of the loan does not exceed the expected future cash flows.

(ii) Restructured Loans

These are loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of a customer's financial or other difficulties in complying with the original facility terms. For these loans, interest and fees are recognised as income on an accruals basis, whilst the customer complies with the modified terms and conditions.

(iii) Assets Acquired Through Security Enforcement

This category comprises assets where ownership has been assumed in settlement of a debt. These assets are recorded in the Statements of Financial Position under Other Investments (refer Note 1(r)) and are subject to revaluation each year.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### (o) Bad Debts Written Off and Provision for Doubtful Debts

Bad debts are written off as they arise. For personal lending, residential lending and commercial lending, the consolidated entity has a policy of providing for possible losses on the basis of amounts set aside to cover specific debts that are considered doubtful.

The general provision for doubtful debts (not tax effected) when combined with the tax effected balance of Unearned Income-Mortgage Insurance Premiums represents 0.52% (2001: 0.51%) of risk weighted assets.

Unearned Income-Mortgage Insurance Premiums, disclosed in the Statements of Financial Position under Bills Payable and Other Liabilities, represents a provision against potential defaults not specifically identified in respect of the housing loans insured by St.George Insurance Pte Ltd.

In the insurance operation, a loss provision is maintained against potential claims where the entity has been notified that a claim may arise.

### (p) Bank Acceptances of Customers

The potential liability arising as a result of bank bill acceptances that are sold into the market is recorded in the Statements of Financial Position as a liability. An equal and offsetting claim exists against customers in the event of a call on this potential liability and is recorded in the Statements of Financial Position as an asset. Bank acceptances generate fee income that is recognised in the Statements of Financial Performance when earned.

Discounted bills accepted by the consolidated entity are recorded as part of Trading Securities as the intention at the time of discount is to offer the bills for resale.

### (q) Investments in Associated Companies

Investments in associates have been accounted for using the equity method where material.

Under the equity method, the consolidated entity's share of the post-acquisition profits or losses of associates is recognised in the consolidated Statements of Financial Performance, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence but not control.

### (r) Other Investments

Property, plant and equipment held for sale are shown in the Statements of Financial Position as Other Investments.

Buildings classified as Other Investments are not depreciated.

Land and buildings held for sale have been independently valued at 30 September 2002. Adjustments arising from revaluations are reflected in the Asset Revaluation and Realisation Reserve applicable to this class of asset. If no such reserve exists, revaluation decrements are recognised in the Statements of Financial Performance and to the extent that an increment reverses a previous revaluation decrement, it is recognised as revenue in the Statements of Financial Performance.

Holding costs such as rates and taxes are not capitalised. Development costs are capitalised to the extent that they are considered to be recoverable.

Shares in entities and other securities are recorded at cost or recoverable amount. Unrealised losses relating to diminution in the value of shares in entities and other securities are recognised in the Statements of Financial Performance.

### (s) Property, Plant and Equipment

The consolidated entity obtains independent valuation of its land and buildings as required, except where such properties are in the course of construction or major renovation.

In addition, individual land and buildings are valued prior to sale where their carrying value exceeds the recoverable amount. Capital gains tax, if applicable, is recognised in determining income tax expense in the period in which the land and buildings are sold.

Increments and decrements arising upon revaluation of land and buildings are recognised in the Asset Revaluation and Realisation Reserve and continue to be recorded in this reserve following subsequent disposal. If no such reserve exists, revaluation decrements are recorded in the Statements of Financial Performance and to the extent that an increment reverses a previous revaluation decrement, it is recognised as revenue in the Statements of Financial Performance.

### (t) Depreciation

Plant and equipment of the consolidated entity, including buildings, are depreciated on a straight-line basis over their estimated useful lives.

Leasehold improvements are depreciated on a straight-line basis over the remaining lease term or their estimated useful lives, whichever is the shorter.

The estimated useful lives are as follows:

| | |
|---|---|
| – Buildings | 20 to 60 years |
| – Plant and Equipment | 3 to 10 years |
| – Leasehold Improvements | 1 to 10 years |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### (u) Goodwill

With the exception of acquisitions undertaken by St.George Life Limited (refer Note 1 (d)), the excess of purchase consideration plus incidental costs over the fair value of the identifiable net assets at the date of each acquisition is recognised as goodwill. Such goodwill is recorded as an intangible asset in the Statements of Financial Position and is amortised, by systematic charges against income, on a straight line basis over the period of time during which benefits are expected to arise. Goodwill is amortised from the date of acquisition over a period not exceeding twenty (20) years. The unamortised balance of goodwill and the period of amortisation is reviewed annually. Where the balance exceeds the value of expected future benefits, the difference is charged to the Statements of Financial Performance.

In determining the fair value of the identifiable net assets acquired, a liability for restructuring is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

### (v) Other Assets

Other assets comprise sundry debtors, at the cash value to be realised when settled.

Other assets also include unrealised gains on derivative instruments recognised in accordance with Note (1) (hh), deferred expenditure, prepayments and the excess market value over the net assets of St.George Life Limited's controlled entities. Expenditure is deferred where it is considered that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenditure is amortised over the period in which the related benefits are expected to be derived and is reviewed at each reporting date to determine the amount, if any, that is no longer recoverable. Any such amount is written off in the Statements of Financial Performance. The excess market value over the net assets of St.George Life Limited's controlled entities is assessed at each reporting date with changes in value being recorded in the Statements of Financial Performance.

### (w) Deposits and Other Borrowings

Deposits and other borrowings comprise negotiable certificates of deposit, term deposits, saving deposits, cheque and other demand deposits, unsecured guaranteed notes and secured borrowings. Interest is recognised in the Statements of Financial Performance when incurred.

### (x) Due to Other Financial Institutions

Balances due to other financial institutions include deposits, settlement account balances and vostro balances. They are brought to account at the gross balance outstanding. Interest is recognised in the Statements of Financial Performance when incurred.

### (y) Provision for Dividends

This item comprises provision for dividends in respect of depositary capital securities, preferred resetting yield marketable equity securities and ordinary shares.

The provision for dividend relating to preferred resetting yield marketable equity securities is calculated on a balance of $300 million at a fixed rate of interest of 6.36% per annum for the first five years, after which the Bank has the option to reset the rate. The dividends are paid semi-annually in February and August.

The depositary capital securities dividend provision is calculated on the value of securities, being US$250 million, at a fixed rate of interest, payable semi-annually in June and December each year.

The provision for dividend relating to ordinary shares represents the estimated amount payable in respect of the final dividend declared.

### (z) Income Tax Liability

The consolidated entity has adopted the liability method of tax effect accounting, whereby income tax expense for the year is matched with the accounting profit after allowing for permanent differences not deductible/assessable for income tax purposes.

Timing differences arising from items brought to account in differing periods for income tax and accounting purposes have been reflected in future income tax benefit and provision for deferred income tax.

### (aa) Provision for Employee Entitlements

The provision for employee entitlements to annual leave represents the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provision has been calculated using current wage and salary rates and includes related on-costs.

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.

Liabilities for employee entitlements that are not expected to be settled within twelve months are discounted using the rates attaching to national government guaranteed securities at balance date, which most closely match the terms of maturity of the related liabilities.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures. Related on-costs have also been included in the liability.

The Bank has an executive option plan and various employee share plans in operation. Refer to Note 40 for further information. The Bank contributes to two employee superannuation funds. Contributions are charged as an expense in the Statements of Financial Performance as incurred. Further information is set out in Note 44 to this Financial Report.

### (bb) Provision for Directors' Retirement

Provision for directors' retirement payments has been made in accordance with the Bank's Constitution.

### (cc) Provision for Restructuring Costs

(i) On Acquisition

A liability for restructuring costs is recognised at the date of acquisition of an entity where the acquiring entity is demonstrably committed to the restructuring and a reliable estimate of the liability can be made. Restructuring costs of the acquired entity are included in the determination of goodwill on acquisition.

(ii) Of Existing Entities

Where a reliable estimate can be made, a liability for restructuring costs of an existing entity is recognised at the date of commencement of the restructuring program.

### (dd) Bonds and Notes

Bonds and Notes comprise euro commercial paper and other fixed and floating senior debt securities issued under the Bank's debt instrument programme, euro note programme and other private placements. Interest is recognised in the Statements of Financial Performance as incurred.

### (ee) Loan Capital

Loan Capital comprises subordinated debt issued by the consolidated entity which qualifies for inclusion as capital in accordance with APRA prudential requirements. Interest is recognised in the Statements of Financial Performance as incurred.

### (ff) Bills Payable and Other Liabilities

Bills Payable and Other Liabilities include unrealised losses on derivative instruments recognised in accordance with Note (1) (hh), market revaluation of trading derivatives, revaluation of cross currency swaps used to hedge foreign currency risk, sundry creditors and accruals, unearned income on mortgage insurance premiums and bankers bond premiums. These liabilities are recognised at the cash value to be realised when settled.

### (gg) Shareholders' Equity

(i) Ordinary Share Capital – Issued and Paid Up

Ordinary share capital is recognised at the value of the amount paid up. Share issue and share buy-back costs are charged against share capital.

Ordinary shares issued to employees at a discount to market price under the Employee Reward Share Plan and Executive Performance Share Plan will have no amount debited to Share Capital.

(ii) Preferred Resetting Yield Marketable Equity Securities

On 21 February 2001, three million preferred resetting yield marketable equity securities at $100 each were issued by the Bank. The issue netted $291 million after issue related expenses. These shares are entitled to a preference dividend of 6.36% per annum for the next five years, after which the Bank has the option to reset the rate.

(iii) Reserves

(1) Asset Revaluation and Realisation Reserve – increments and decrements (where they reverse a previous increment) arising upon the revaluation of land, buildings and other investments are recognised in the Asset Revaluation and Realisation Reserve.

(2) Claims Equalisation Reserve – the purpose of this reserve is to provide a prudential buffer against fluctuations in mortgage insurance claims. In the event that there was an abnormal claims experience, a portion of this reserve could be transferred back to retained profits.

(3) Reserve for Redemption of Borrowers' and Depositors' Shares – the purpose of this reserve is to recognise the redemption of all Borrowers' and Depositors' shares.

(iv) Outside Equity Interests in Controlled Entities

Outside equity interests comprise depositary capital securities issued by St.George Funding Company LLC and ordinary shares issued to minority shareholders by St.George Motor Finance Limited.

The depositary capital securities were issued on 19 June 1997 raising US$250 million. The securities are on issue in perpetuity subject to redemption rights held by the Bank in years 2007, 2017 and 2022. APRA approval is required to enable the redemption rights of the Bank to be exercised. The securities have no voting rights with respect to the operations of the Bank and are treated as Tier 1 capital for Capital Adequacy purposes.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### (hh) Derivative Financial Instruments

The consolidated entity makes use of the derivatives market for trading purposes and to hedge foreign exchange and interest rate risk.

Derivatives bought or sold for trading purposes are carried at net fair value at balance date. Realised and unrealised changes in the net fair value are recognised in the Statements of Financial Performance in the period in which the change occurs.

Derivatives bought or sold for the Bank's hedging purposes are accounted for on the same basis as the underlying exposure. Where the underlying exposure is accounted for on an accruals basis, any gain or loss realised on the derivative instrument is deferred and taken up as an adjustment to the yield on the underlying exposure over its remaining life.

The market value of trading derivatives and deferred gains or losses on hedging derivatives are recognised as Other Assets when favourable to the consolidated entity and Other Liabilities when unfavourable.

### (ii) Life Insurance Business

The consolidated entity conducts life insurance business through its controlled entity, St.George Life Limited (SGL). SGL which is accounted for in accordance with the requirements of Accounting Standard AASB 1038: Life Insurance Business as summarised below:

(i) All assets, liabilities, revenues, expenses and equity are included in the financial report irrespective of whether they are designated as relating to policyholders or to shareholders.

(ii) All assets are measured at net market values.

(iii) All liabilities are measured at net present values. Policy liabilities are calculated in accordance with the principles of Margin on Services (MoS) profit reporting as set out in Actuarial Standard AS 1.03: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board. Other Liabilities are measured at net present value at reporting date.

(iv) Premiums and claims are separated on a product basis into their revenue, expense and change in liabilities components unless the separation is not practical or the components cannot be reliably measured.

(v) Return on all investments controlled by SGL are recognised as revenues.

The shareholders' interest in the profits of the statutory funds is brought to account in the Statement of Financial Performance of the consolidated entity. Profits derived by life insurance companies are determined in accordance with the principle of MoS profit reporting as set out in Actuarial Standard AS 1.03: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board. Policy liabilities are calculated in a way which allows for systematic release of planned profit margins as services are provided to policy owners and the revenues relating to those services are received.

Shareholders' access to the retained profits and shareholders' capital is restricted to the extent that these monies are required to meet the solvency and capital adequacy standards under the Life Insurance Act 1995.

### (jj) Fiduciary Activities

A number of controlled entities act as Trustee and/or Manager, Administrator or Custodian for a number of superannuation funds, investment trusts, superannuation services, approved deposit funds, life insurance funds and managed client portfolios. The value of managed funds at 30 September 2002 was $17,447 million (2001: $15,391 million).

The assets and liabilities of these funds and trusts are not included in the consolidated Financial Report as the Bank does not have the capacity to directly or indirectly control the funds and trusts.

Commissions and fees derived by the controlled entities in respect of these activities are included in the Statements of Financial Performance.

### (kk) Fee Income

Fees, if material, are segregated between cost recovery and risk related. The risk related fees are taken to income over the period of the underlying risk. The balance of the fees is considered to represent cost recovery and is taken to income when received.

### (ll) Unearned Revenue

(i) Unearned revenue in relation to finance leases, commercial hire purchases, consumer lending and bills of sale has been calculated using appropriate actuarial factors so that revenue earned over the term of the contract bears a constant relationship to the funds employed.
Receivables referred to above are shown in the Statements of Financial Position net of unearned revenue.

(ii) Unearned income of the insurance operation has been calculated by spreading the net premium revenue over the expected period of the risk.
The unexpired risk reserve of the insurance operation is disclosed as Unearned Income – Mortgage Insurance Premiums in this Financial Report.

## NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### (mm) Operating Leases

Operating lease payments are charged as an expense over the term of the lease, on a basis representative of the pattern of service rendered through the provision of the leased property.

The present value of future operating lease payments for surplus leased space under non-cancellable operating leases is recognised as a liability, net of any sub-leasing revenue, in the year it is determined that the leased space will be of no future benefit to the consolidated entity.

### (nn) Loan Securitisation

The consolidated entity periodically sells receivables to special purpose trusts that issue securities to investors. These transactions transfer the risks and rewards of ownership and therefore meet APRA's criteria for recognition as sales. As such, the receivables sold are removed from the Statements of Financial Position.

The consolidated entity receives the following service fees and other income from the securitisation programs:

(i) Service, manager and custodian fees are received and recognised over the period in which the relevant costs are borne.

(ii) Redraw facility fee – the consolidated entity provides the securitisation programs with redraw facilities in accordance with APRA's prudential guidelines.

(iii) Residual income – the consolidated entity is entitled to receive residual income from the securitisation programs. This income comprises interest receivable on the securitised loans (net of any swap receipts/payments) less interest payable to holders of Mortgage Backed Bonds and other fees and expenses payable. The residual income is recognised when receivable.

The consolidated entity has entered into interest rate swaps with the special purpose trusts on an arm's length basis and in accordance with APRA's prudential guidelines.

### (oo) Earnings Per Share

(i) Basic earnings per ordinary share

Basic earnings per ordinary share is determined by dividing net profit after income tax attributed to members of the Bank, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for the bonus elements in ordinary shares issued during the year.

(ii) Basic earnings per preferred resetting yield marketable equity security is determined by dividing the dividend entitlement on these securities during the financial year by the weighted average number of securities outstanding during the financial year.

(iii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per ordinary share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to the dilutive potential ordinary shares.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **NOTE 2 INTEREST** | | | | |
| **Interest income** | | | | |
| Cash and liquid assets | **30** | 56 | **28** | 54 |
| Due from other financial institutions | **5** | 4 | **2** | - |
| Trading and investment securities | **228** | 232 | **227** | 224 |
| Loans and other receivables | **2,801** | 3,019 | **2,749** | 2,967 |
| Controlled entities | **-** | - | **8** | 6 |
| Total interest income | **3,064** | 3,311 | **3,014** | 3,251 |
| **Interest expense** | | | | |
| Deposits and other borrowings | **1,255** | 1,410 | **1,255** | 1,408 |
| Controlled entities | **-** | - | **83** | 121 |
| Bonds and notes | **415** | 609 | **415** | 609 |
| Loan capital | **52** | 44 | **52** | 44 |
| Other financial institutions | **9** | 13 | **8** | 12 |
| Total interest expense | **1,731** | 2,076 | **1,813** | 2,194 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|
| | | **2002** | 2001 | **2002** | 2001 |
| | NOTE | **$M** | $M | **$M** | $M |
| **NOTE 3 OTHER INCOME** | | | | | |
| Dividends | | | | | |
| – Controlled entities | | **-** | - | **91** | 117 |
| – Other persons | | **2** | 2 | **1** | 2 |
| Factoring and invoice discounting income | | **20** | 14 | **-** | - |
| Financial markets income | | **45** | 31 | **48** | 29 |
| Foreign exchange gain – controlled entity | | **-** | - | **18** | - |
| Profit on sale of investment securities | | **-** | 6 | **-** | 6 |
| Management fees – controlled entities | | **-** | - | **35** | 43 |
| Managed funds | | **178** | 152 | **-** | - |
| Profit on sale of shares | 3(a) | **22** | 2 | **21** | - |
| Profit on sale of land and buildings | 3(b) | **1** | 5 | **1** | 5 |
| Product fees and commissions | | | | | |
| – Lending fees | | **81** | 77 | **80** | 76 |
| – Deposit accounts and other | | **354** | 310 | **323** | 276 |
| Rental income | | **14** | 13 | **9** | 8 |
| Securitisation service fees | | **73** | 44 | **27** | 18 |
| Write-back of excess provisions | | **-** | 8 | **-** | 8 |
| Bills acceptance fees | | **32** | 18 | **32** | 18 |
| Brokerage and commission | | **10** | - | **-** | - |
| Other | | **20** | 8 | **11** | 1 |
| Total other income | | **852** | 690 | **697** | 607 |
| **NOTE 3(a) Profit on sale of shares** | | | | | |
| Gross revenue on sale of shares | | **37** | 19 | **34** | - |
| Carrying value of shares sold | | **15** | 17 | **13** | - |
| Profit on sale of shares | | **22** | 2 | **21** | - |
| **NOTE 3(b) Profit on sale of land and buildings** | | | | | |
| Gross revenue on sale of land and buildings | | **10** | 24 | **10** | 24 |
| Written down value of land and buildings sold | | **9** | 19 | **9** | 19 |
| Profit on sale of land and buildings | | **1** | 5 | **1** | 5 |
| **NOTE 4 BAD AND DOUBTFUL DEBTS** | | | | | |
| Bad and doubtful debts (Refer Note 19) | | | | | |
| – Specific provision for doubtful debts | | **81** | 84 | **77** | 81 |
| – General provision for doubtful debts | | **17** | 1 | **23** | 1 |
| – Recoveries | | **(11)** | (8) | **(9)** | (7) |
| Total bad and doubtful debts expense | | **87** | 77 | **91** | 75 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **NOTE 5 OPERATING EXPENSES** | | | | |
| **Staff** | | | | |
| Salaries and wages | **443** | 397 | **390** | 355 |
| Contractors' fees | **12** | 17 | **9** | 15 |
| Superannuation contributions | **35** | 31 | **31** | 29 |
| Payroll tax | **29** | 26 | **25** | 24 |
| Fringe benefits tax | **10** | 8 | **9** | 8 |
| Restructuring | **28** | - | **28** | - |
| Other | **29** | 28 | **29** | 25 |
| Total staff expenses | **586** | 507 | **521** | 456 |
| **Computer and equipment** | | | | |
| Depreciation | **37** | 34 | **33** | 32 |
| Deferred expenditure | | | | |
| – amortisation | **66** | 46 | **60** | 43 |
| – write-off | **60** | - | **60** | - |
| Rentals on operating leases | **17** | 17 | **17** | 17 |
| Other | **70** | 67 | **66** | 64 |
| Total computer and equipment expenses | **250** | 164 | **236** | 156 |
| **Occupancy** | | | | |
| Depreciation and amortisation | **32** | 31 | **24** | 24 |
| Rent | | | | |
| – controlled entities | **-** | - | **8** | 11 |
| – other persons | **54** | 48 | **54** | 45 |
| Restructuring | **2** | - | **2** | - |
| Other | **40** | 37 | **36** | 33 |
| Total occupancy expenses | **128** | 116 | **124** | 113 |
| **Administration and other** | | | | |
| Fees and commissions | **27** | 26 | **27** | 22 |
| Fees and commissions – controlled entities | **-** | - | **8** | - |
| Advertising and public relations | **53** | 49 | **47** | 46 |
| Telephone | **14** | 17 | **14** | 16 |
| Printing and stationery | **35** | 26 | **30** | 23 |
| Postage | **17** | 14 | **16** | 14 |
| Foreign exchange loss – controlled entity | **-** | - | **-** | 19 |
| Write-down of investments | **22** | 30 | **18** | 27 |
| Write-down of investment in SMS Management and Technology Limited | **-** | 6 | **-** | - |
| Write-down of investment in WealthPoint Limited | **-** | 22 | **-** | - |
| Other* | **115** | 108 | **107** | 96 |
| Total administration and other expenses | **283** | 298 | **267** | 263 |
| Total operating expenses | **1,247** | 1,085 | **1,148** | 988 |

* *Includes donations of $21,100 to the Australian Labor Party and $20,000 to the Liberal Party.*

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **NOTE 6 GOODWILL** | | | | |
| Amortisation | **110** | 99 | **67** | 71 |
| Write-off | **72** | - | **-** | - |
| | **182** | 99 | **67** | 71 |

**NOTE 7 INCOME TAX EXPENSE**

Income tax expense shown in the Statements of Financial Performance differs from prima facie income tax payable on pre-tax ordinary profit for the following reasons:

| | CONSOLIDATED 2002 $M | CONSOLIDATED 2001 $M | BANK 2002 $M | BANK 2001 $M |
|---|---|---|---|---|
| Profit from ordinary activities before income tax | **668** | 661 | **592** | 530 |
| Prima facie income tax payable calculated at 30% of ordinary profit (2001: 34%) | **200** | 225 | **178** | 180 |
| Add tax effect of permanent differences that increases tax payable | | | | |
| Depreciation on buildings | **1** | 2 | **1** | 2 |
| Amortisation of goodwill | **33** | 34 | **20** | 24 |
| General provision for doubtful debts | **5** | - | **7** | - |
| Write-down of investment in WealthPoint Limited | **-** | 7 | **-** | - |
| Other non-deductible expenditure | **-** | - | **2** | 11 |
| Restatement of deferred tax balances | **1** | 5 | **1** | 9 |
| Goodwill write-off | **22** | - | **-** | - |
| Less tax effect of permanent differences that reduces tax payable | | | | |
| Deductions allowable on buildings | **2** | 2 | **1** | 1 |
| Deduction allowable on depositary capital securities | **12** | 14 | **-** | - |
| Rebateable and franked dividends | **-** | - | **27** | 41 |
| Deduction allowable on shares issued under Employee Reward Share Plan | **2** | 2 | **2** | 2 |
| Difference between accounting profit and assessable profit on disposal of shares | **4** | - | **-** | - |
| Other items | **2** | - | **-** | 2 |
| Income tax expense | **240** | 255 | **179** | 180 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **NOTE 8 INDIVIDUALLY SIGNIFICANT ITEMS** | | | | |
| **Other Income** | | | | |
| Other income before individually significant items | **834** | 682 | **678** | 599 |
| **Individually Significant Items** | | | | |
| Profit on sale of shares (i) | **18** | - | **19** | - |
| Write back of excess provisions (vi) | **-** | 8 | **-** | 8 |
| | **18** | 8 | **19** | 8 |
| Total other income | **852** | 690 | **697** | 607 |
| **Operating expenses** | | | | |
| Operating expenses before individually significant items | **1,135** | 1,027 | **1,040** | 961 |
| **Individually Significant Items** | | | | |
| Write-down of investments (ii) (ix) | **22** | 30 | **18** | 27 |
| Restructure costs (iii) | **30** | - | **30** | - |
| Write off of deferred expenditure balances (iv) | **60** | - | **60** | - |
| Write-down of investment in WealthPoint Limited (vii) | **-** | 22 | **-** | - |
| Write-down of investment in SMS Management and Technology Limited (viii) | **-** | 6 | **-** | - |
| | **112** | 58 | **108** | 27 |
| Total operating expenses | **1,247** | 1,085 | **1,148** | 988 |
| **Goodwill** | | | | |
| Goodwill amortisation before significant item | **110** | 99 | **67** | 71 |
| **Individually Significant Item** | | | | |
| Goodwill write-off (v) | **72** | - | **-** | - |
| Total goodwill charge | **182** | 99 | **67** | 71 |
| **Income tax expense** | | | | |
| Income tax expense before individually significant items | **270** | 265 | **205** | 187 |
| **Individually Significant Items** | | | | |
| Income tax expense on profit on sale of shares (i) | **4** | - | **6** | - |
| Income tax benefit on write-down of investments (ii) (ix) | **(7)** | (10) | **(5)** | (9) |
| Income tax benefit on restructure costs (iii) | **(9)** | - | **(9)** | - |
| Income tax benefit on deferred expenditure balances (iv) | **(18)** | - | **(18)** | - |
| Income tax expense on write-back of excess provisions (vi) | **-** | 2 | **-** | 2 |
| Income tax benefit on write-down of SMS Management and Technology Limited (viii) | **-** | (2) | **-** | - |
| | **(30)** | (10) | **(26)** | (7) |
| *Total income tax expense* | **240** | 255 | **179** | 180 |
| **SUMMARY** | | | | |
| Loss before tax from individually significant items | **(166)** | (50) | **(89)** | (19) |
| Tax benefit attributable to individually significant items | **(30)** | (10) | **(26)** | (7) |
| Net loss after tax *from individually significant items* | **(136)** | (40) | **(63)** | (12) |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 8 INDIVIDUALLY SIGNIFICANT ITEMS (CONTINUED)

### Discussion – September 2002

(i) In September 2002, the Bank entered into an agreement to sell 16,850,145 shares it held in Cashcard Australia Limited. A profit of $18 million ($14 million after tax) was recognised in respect of this transaction.

(ii) Investments have been written down by $22 million ($15 million after related income tax benefit) at 31 March 2002 reflecting a downward revision of their future anticipated revenues.

(iii) As a result of the Even Better Bank (EBB) project, the consolidated entity recognised a restructuring charge of $30 million ($21 million after tax) at 30 September 2002. The restructuring charge includes staff redundancy payments, outplacement services and costs associated with properties no longer required.

(iv) The deferred expenditure write-off of $60 million ($42 million after tax) resulted from a detailed review of both completed projects and projects under development. The write-off comprises the following:
- $31 million due to a reduction in expected future benefits, including certain specific elements of the St.George/Advance Bank core computer systems integration, a component of the work done on the Bank's new front end lending platform and certain projects cancelled as a direct result of EBB.
- $19 million resulting from the refinement of the consolidated entity's capitalisation policy which now involves expensing all development costs below $200,000 and all project support costs.
- $10 million due to certain system developments having superseded functionality and revisions to their estimated useful life.

(v) A strategic review of the Wealth Management Division was conducted during the year. As a result of the strategic review and the reassessment of the future benefits associated with ongoing WealthPoint businesses, an additional $72 million of goodwill has been written-off at 31 March 2002.

### Discussion – September 2001

(vi) With the Group Redesign substantially completed, a review of the provision revealed that an excess of $5 million existed at 30 September 2001. This excess was written back, with an associated income tax expense of $2 million. The wind up of the research and development syndicates was substantially completed in the 2001 financial year. As a result, the excess provision related to this project of $3 million was written back, with no tax effect.

(vii) On 2 August 2001, the consolidated entity made an offer to acquire the shares and options of WealthPoint it did not already hold. WealthPoint shareholders approved the scheme of arrangement on 17 October 2001. The transaction was finalised on 5 November 2001. After allowing for the impact of completing this transaction, the weighted average cost of the consolidated entity's investment in WealthPoint was 98 cents per share. The directors considered that 86 cents per share represented the appropriate carrying value of the investment. Therefore, the investment in WealthPoint as at 30 September 2001 was written-down by $22 million, with no income tax effect, to 86 cents per share. The decision to acquire the remaining capital in WealthPoint enabled the alignment of WealthPoint's financial goals to the strategic direction of the consolidated entity.

(viii) The consolidated entity acquired a strategic share of SMS Management and Technology Limited (formerly Sausage Software) as part of its overall eCommerce plan. Due to changes in market conditions, this investment was not expected to generate revenues anticipated at the time the investment was made. The investment held no further future strategic value to the consolidated entity. Accordingly, the directors wrote down the investment at 30 September 2001 to its market value. The gross write-down was $6 million with an associated income tax benefit of $2 million.

(ix) The carrying values of individual investments comprising the consolidated entity's external investments portfolio were reviewed and written down by $30 million ($20 million after tax) from $52 million to a carrying value of $22 million as at 30 September 2001.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 9 DIVIDENDS PROVIDED FOR OR PAID

| | CONSOLIDATED | | BANK | | | |
|---|---|---|---|---|---|---|
| TYPE | CENTS PER SHARE | $M | $M | DATE OF PAYMENT | FRANKING RATE | PERCENTAGE FRANKED |
| **2002** | | | | | | |
| **Interim – ordinary shares** | **38.0** | **188** | **188** | **2-Jul-02** | **30%** | **100%** |
| **Final – ordinary shares** | **42.0** | **209** | **209** | **13-Dec-02** | **30%** | **100%** |
| **Depositary capital securities (1)(7)** | | **10** | **-** | **31-Dec-01** | **-** | **-** |
| **Depositary capital securities** | | **19** | **-** | **28-Jun-02** | **-** | **-** |
| **Depositary capital securities (2)** | | **10** | **-** | **31-Dec-02** | **-** | **-** |
| **Preferred resetting yield marketable equity securities (4)** | | **7** | **7** | **20-Feb-02** | **30%** | **100%** |
| **Preferred resetting yield marketable equity securities** | | **10** | **10** | **20-Aug-02** | **30%** | **100%** |
| **Preferred resetting yield marketable equity securities (5)** | | **2** | **2** | **20-Feb-03** | **30%** | **100%** |
| | | **455** | **416** | | | |
| 2001 | | | | | | |
| Interim – ordinary shares | 31.0 | 143 | 143 | 29-Jun-01 | 34% | 100% |
| Final – ordinary shares | 34.0 | 165 | 165 | 14-Dec-01 | 30% | 100% |
| Converting preference shares (6) | 67.5 | 5 | 5 | 28-Nov-00 | 34% | 100% |
| Converting preference shares | 44.8 | 11 | 11 | 29-Mar-01 | 34% | 100% |
| Depositary capital securities (3) | | 9 | - | 31-Dec-00 | - | - |
| Depositary capital securities | | 21 | - | 02-Jul-01 | - | - |
| Depositary capital securities (1) | | 11 | - | 31-Dec-01 | - | - |
| Preferred resetting yield marketable equity securities | | 9 | 9 | 20-Aug-01 | 30% | 100% |
| Preferred resetting yield marketable equity securities (4) | | 3 | 3 | 20-Feb-02 | 30% | 100% |
| | | 377 | 336 | | | |

(1) *A total dividend of $21 million was paid of which $10 million related to the 2002 financial year and $11 million related to the 2001 financial year.*

(2) *A total dividend of approximately $20 million will be payable on 31 December 2002 of which $10 million relates to the 2002 financial year.*

(3) *A total dividend of $19 million was paid of which $9 million related to the 2001 financial year.*

(4) *A total dividend of $10 million was paid on 20 February 2002 of which $3 million related to the 2001 financial year.*

(5) *A total dividend of $9 million will be payable on 20 February 2003 of which $2 million relates to the 2002 financial year.*

(6) *A total dividend of $16 million was paid on 28 November 2000 of which $5 million related to the 2001 financial year.*

(7) *Dividends provided for or paid on depositary capital securities will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.*

It is anticipated that the balance of the consolidated franking account will be $131 million (2001: $17 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year;
(ii) franking debits that will arise from the payment of dividends proposed as at the end of the year;
(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(iv) franking credits that the consolidated entity may be prevented from distributing in the subsequent financial year.

From 1 July 2002, the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after-tax profits. As a result, consolidated "franking credits available" as at 30 September 2002 were $131 million instead of $324 million. If the Act had taken effect on 1 July 2001, the anticipated consolidated franking balance converts from $40 million as disclosed in last year's Full Financial Report to $17 million at 30 September 2001.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED 2002 | 2001 |
|---|---|---|
| **NOTE 10 EARNINGS PER SHARE** | | |
| **Earnings Per Share** | | |
| Ordinary Share | | |
| – Basic (cents) | **74.8** | 71.9 |
| – Diluted (cents) | **76.0** | 72.4 |
| Basic – Preferred Resetting Yield Marketable Equity Security (PRYMES) ($) | **6.36** | 6.36 |
| **Alternative earnings per share [(1)]** | | |
| Ordinary Share | | |
| – Basic (cents) | **124.7** | 101.6 |
| – Diluted (cents) | **124.1** | 101.4 |

*(1) The alternative basic and diluted earnings per ordinary share amounts have been calculated to exclude the impact of goodwill amortisation and individually significant items to provide a meaningful analysis of the earnings per ordinary share performance of the underlying business.*

| **Weighted average number of shares** | 2002 | 2001 |
|---|---|---|
| Basic – ordinary | **493,047,917** | 467,389,915 |
| Impact of potential dilutive issue: | | |
| Options over ordinary shares | **291,840** | 567,509 |
| PRYMES | **17,383,746** | 12,329,175 |
| Diluted – ordinary | **510,723,503** | 480,286,599 |
| Basic – PRYMES | **3,000,000** | 1,816,438 |

| **Reconciliations of earnings used in calculating earnings per share** | 2002 $M | 2001 $M |
|---|---|---|
| (a) Basic earnings per ordinary share | | |
| Profit from ordinary activities after income tax | **428** | 406 |
| Less Net profit attributable to outside equity interests | **1** | 1 |
| Preference dividends | **58** | 69 |
| Earnings used in calculating basic earnings per share | **369** | 336 |
| Add Goodwill amortisation | **110** | 99 |
| Net after tax impact of individually significant items | **136** | 40 |
| Earnings used in calculating alternative basic earnings per share | **615** | 475 |
| (b) Diluted earnings per ordinary share | | |
| Profit from ordinary activities after income tax | **428** | 406 |
| Less Net profit attributable to outside equity interests | **1** | 1 |
| Preference dividends | **58** | 69 |
| Add Earnings adjustments on potentially dilutive issues | **19** | 12 |
| Earnings used in calculating diluted earnings per share | **388** | 348 |
| Add Goodwill amortisation | **110** | 99 |
| Net after tax impact of individually significant items | **136** | 40 |
| Earnings used in calculating alternative diluted earnings per share | **634** | 487 |
| (c) Basic earnings attributable to PRYMES | **19** | 12 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 11 AUDITORS' REMUNERATION

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002 $'000** | 2001 $'000 | **2002 $'000** | 2001 $'000 |
| Amounts paid, or due and payable for audit or review services of statutory financial reports: | | | | |
| By auditors of the Bank (KPMG) | **863** | 762 | **638** | 551 |
| Amounts paid, or due and payable for other services By auditors of the Bank (KPMG): | | | | |
| Audit related services [(a)] | **952** | 922 | **552** | 615 |
| Taxation | **696** | 663 | **591** | 613 |
| Other [(b)] | **1,236** | 2,423 | **1,167** | 2,072 |
| | **2,884** | 4,008 | **2,310** | 3,300 |
| Total auditors' remuneration | **3,747** | 4,770 | **2,948** | 3,851 |

(a) *Includes prudential supervision reviews for APRA, prospectus reviews, audits of securitisation trusts and audits and reviews of trusts involved in managed funds activities.*

(b) *Payments made to auditors for other services include:*

| | **2002 $'000** | 2001 $'000 |
|---|---|---|
| – Secondment and technical advice | **270** | 921 |
| – Rent and support services in respect of the 1999 acquisition of KPMG Financial Services (now St.George Wealth Management Pty Limited) | **15** | 145 |
| – Due diligence assistance | **301** [(i)] | 748 |
| – Other legal services | **487** [(ii)] | 250 |

(i) *Primarily relates to the acquisition of Deutsche's margin lending business.*

(ii) *Includes cost for advices related to trade practice, contract negotiation and intellectual property and technology.*

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 12 REMUNERATION OF DIRECTORS

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$'000** | $'000 | **$'000** | $'000 |
| Remuneration includes all benefits, such as directors' fees, salaries, ongoing superannuation contributions, bonuses and retirement benefits. | | | | |
| The total income paid or payable, or otherwise made available, to all directors of the Bank and controlled entities, from the Bank or any related party. | **3,636** | 2,972 | **3,141** | 2,603 |
| The number of directors of the Bank, including the Managing Director, whose total income paid or payable by the Bank or by any related party, falls within the following bands: | | | | |
| $1 – $10,000 | | | **1** | - |
| $90,001 – $100,000 | | | - | 6 |
| $110,001 – $120,000 | | | **4** | - |
| $120,001 – $130,000 | | | **1** | 1 |
| $150,001 – $160,0001 | | | **1** | - |
| $220,001 – $230,000 | | | - | 1 |
| $380,001 – $390,000 | | | **1** (a) | - |
| $510,001 – $520,000 | | | **1** (b) | - |
| $1,490,001 – $1,500,000 | | | **1** | - |
| $1,700,001 – $1,710,000 | | | - | 1 |

Options granted to the Managing Director are set out in Note 40.

No options or shares have been granted to non-executive directors under any of the Bank's employee share or option plans.

Directors' remuneration of the consolidated entity includes the remuneration of executives of the Bank that are directors of partly owned controlled entities. The amount of remuneration included is based on the amount of time spent by the executives on the entities' affairs.

*(a) Remuneration includes retirement payment to G. Ettinger who retired on 29 July 2002. This payment was made in accordance with the Bank's Constitution.*

*(b) Includes remuneration paid to the Chairman while acting as Executive Chairman for the period 1 October 2001 to 13 January 2002.*

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 13 REMUNERATION OF EXECUTIVE OFFICERS

Executives' remuneration includes cash, all prescribed benefits, superannuation and bonuses.

Executive officers include the Managing Director, Group Executive Managers and their functional or divisional heads.

*The number of executive officers of the consolidated entity whose remuneration for the financial year exceeded $100,000, fall within the* following bands:

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| $130,001 – $140,000 | **1** | - | **1** | - |
| $150,001 – $160,000 | **1** | 1 | **1** | 1 |
| $170,001 – $180,000 | **2** | - | **2** | - |
| $180,001 – $190,000 | **-** | 2 | **-** | 2 |
| $190,001 – $200,000 | **-** | 2 | **-** | 2 |
| $200,001 – $210,000 | **-** | 2 [(a)] | **-** | 1 |
| $210,001 – $220,000 | **1** | 2 | **1** | 2 |
| $220,001 – $230,000 | **3** | 2 | **3** | 2 |
| $230,001 – $240,000 | **1** | 2 | **1** | 2 |
| $240,001 – $250,000 | **3** | 4 | **3** | 3 |
| $250,001 – $260,000 | **3** | 2 | **3** | 2 |
| $260,001 – $270,000 | **1** | 2 | **1** | 2 |
| $270,001 – $280,000 | **3** | - | **3** | - |
| $280,001 – $290,000 | **2** | 1 | **2** | 1 |
| $290,001 – $300,000 | **-** | 1 | **-** | 1 |
| $300,001 – $310,000 | **2** [(a)] | - | **2** [(a)] | - |
| $310,001 – $320,000 | **2** [(a)] | 4 | **2** [(a)] | 4 |
| $320,001 – $330,000 | **2** [(a)] | 1 | **2** [(a)] | 1 |
| $330,001 – $340,000 | **2** | 1 | **2** | 1 |
| $340,001 – $350,000 | **4** [(a)] | 4 | **4** [(a)] | 3 |
| $350,001 – $360,000 | **1** | 2 | **1** | 2 |
| $370,001 – $380,000 | **1** | - | **1** | - |
| $380,001 – $390,000 | **2** | - | **2** | - |
| $390,001 – $400,000 | **-** | 2 [(a)] | **-** | 2 [(a)] |
| $400,001 – $410,000 | **-** | 1 | **-** | 1 |
| $410,001 – $420,000 | **1** [(b)] | - | **1** [(b)] | - |
| $430,001 – $440,000 | **1** [(b)] | 1 | **1** [(b)] | 1 |
| $450,001 – $460,000 | **1** | 1 | **1** | - |
| $460,001 – $470,000 | **1** | - | **1** | - |
| $470,001 – $480,000 | **-** | 1 | **-** | 1 |
| $490,001 – $500,000 | **-** | 2 [(a)] | **-** | 2 [(a)] |
| $500,001 – $510,000 | **-** | 1 | **-** | 1 |
| $510,001 – $520,000 | **1** [(b)] | - | **1** [(b)] | - |
| $530,001 – $540,000 | **-** | - | **-** | - |
| $540,001 – $550,000 | **2** [(a)] | - | **2** [(a)] | - |
| $550,001 – $560,000 | **1** | - | **1** | - |
| $560,001 – $570,000 | **1** | - | **1** | - |
| $600,001 – $610,000 | **-** | 3 [(a)] | **-** | 2 [(a)] |
| $610,001 – $620,000 | **1** | - | **1** | - |
| $620,001 – $630,000 | **1** [(b)] | - | **1** [(b)] | - |
| $680,001 – $690,000 | **1** | - | **1** | - |
| $700,001 – $710,000 | **1** [(b)] | - | **1** [(b)] | - |
| $720,001 – $730,000 | **-** | 1 | **-** | 1 |
| $730,001 – $740,000 | **1** [(b)] | 1 | **1** [(b)] | 1 |
| $760,001 – $770,000 | **-** | 1 [(b)] | **-** | 1 [(b)] |
| $790,001 – $800,000 | **-** | 1 [(b)] | **-** | 1 [(b)] |
| $810,001 – $820,000 | **2** | 1 | **1** | 1 |
| $840,001 – $850,000 | **-** | 1 | **-** | 1 |
| $880,001 – $890,000 | **1** [(b)] | - | **1** [(b)] | - |
| $890,001 – $900,000 | **1** | - | **1** | - |
| $910,001 – $920,000 | **-** | - | **1** | - |
| $960,001 – $970,000 | **-** | 1 | **-** | 1 |
| $1,240,001 – $1,250,000 | **1** [(b)] | - | **1** [(b)] | - |
| $1,310,001 – $1,320,000 | **1** [(b)] | - | **1** [(b)] | - |
| $1,490,001 – $1,500,000 | **1** | - | **1** | - |
| $1,700,001 – $1,710,000 | **-** | 1 | **-** | 1 |
| $1,910,001 – $1,920,000 | **1** | - | **-** | - |
| Total number of executives | **59** | 55 | **58** | 50 |
| Total remuneration received or due and receivable by executive officers of the Bank and controlled entities ($'000) | **27,636** | 22,516 | **25,822** | 20,669 |

*(a) Includes one former employee.*

*(b) Former employee.*

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **NOTE 14 CASH AND LIQUID ASSETS** | | | | |
| Notes, coins and cash at bankers | **203** | 228 | **203** | 228 |
| Money at call | **21** | 144 | **20** | 143 |
| Bills receivable and remittances in transit | **3** | 32 | **3** | 32 |
| Clearing house balance | **30** | 34 | **30** | 34 |
| Securities purchased under agreements to resell | **157** | 655 | **157** | 655 |
| | **414** | 1,093 | **413** | 1,092 |
| **NOTE 15 DUE FROM OTHER FINANCIAL INSTITUTIONS** | | | | |
| Maturity analysis based on remaining term to maturity at 30 September | | | | |
| At call | **194** | 451 | | |
| Less than 3 months | **-** | 7 | | |
| Between 3 months and 12 months | **45** | - | | |
| | **239** | 458 | | |
| **NOTE 16 TRADING SECURITIES** | | | | |
| Government and semi-government securities | **1,375** | 853 | **1,375** | 853 |
| Bills of exchange – bank accepted/endorsed | **1,644** | 1,053 | **1,635** | 1,048 |
| Negotiable certificates of deposit | **512** | 59 | **512** | 59 |
| Other marketable securities | **2,247** | 1,604 | **2,138** | 1,596 |
| | **5,778** | 3,569 | **5,660** | 3,556 |
| **NOTE 17 INVESTMENT SECURITIES** | | | | |
| **Investments at cost** | | | | |
| Government and semi-government securities | **13** | 13 | **-** | - |
| Deposits – banks | **24** | 97 | **-** | - |
| Mortgage backed securities | **6** | 10 | **6** | 10 |
| Other marketable securities | **348** | 343 | **348** | 343 |
| | **391** | 463 | **354** | 353 |
| **Market Value** | | | | |
| Government and semi-government securities | **13** | 13 | **-** | - |
| Deposits – banks | **24** | 97 | **-** | - |
| Mortgage backed securities | **6** | 10 | **6** | 10 |
| Other marketable securities | **304** | 330 | **304** | 330 |
| | **347** | 450 | **310** | 340 |
| **Maturity analysis based on remaining term to maturity at 30 September** | | | | |
| At call | **9** | - | | |
| Less than 3 months | **50** | 110 | | |
| Between 3 months and 12 months | **-** | 13 | | |
| Between 1 year and 5 years | **332** | 320 | | |
| Greater than five years | **-** | 20 | | |
| Total carrying value | **391** | 463 | | |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **NOTE 18 LOANS AND OTHER RECEIVABLES** | | | | |
| Housing loans [1] | **30,535** | 28,430 | **30,535** | 28,430 |
| Commercial loans | **7,256** | 7,109 | **6,531** | 6,505 |
| Personal loans [2] | **2,456** | 1,921 | **2,362** | 1,823 |
| Lease and commercial hire purchase [3] | **1,769** | 1,699 | **1,653** | 1,514 |
| Structured investments | **176** | 204 | **170** | 188 |
| Credit card receivables | **661** | 476 | **661** | 476 |
| Other | **137** | 55 | **137** | 55 |
| Gross loans and other receivables | **42,990** | 39,894 | **42,049** | 38,991 |
| Less: provisions for impairment (refer Note 19) | | | | |
| – specific provision for doubtful debts | **71** | 62 | **68** | 59 |
| – general provision for doubtful debts | **152** | 133 | **149** | 126 |
| Net loans and other receivables | **42,767** | 39,699 | **41,832** | 38,806 |
| *Maturity analysis based on remaining term to maturity at 30 September* | | | | |
| Less than 3 months | **13,566** | 13,207 | | |
| Between 3 months and 12 months | **2,735** | 2,678 | | |
| Between 1 year and 5 years | **9,462** | 8,295 | | |
| After 5 years | **17,156** | 15,652 | | |
| Loans and other receivables net of specific provisions for doubtful debts and income yet to mature | **42,919** | 39,832 | | |

*(1) Excludes $5,669 million of securitised housing loans (30 September 2001: $4,912 million).*

*(2) Excludes $25 million of securitised automotive loans (30 September 2001: $78 million).*

*(3) Excludes $35 million of securitised automotive leases (30 September 2001: $80 million).*

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **NOTE 19 PROVISIONS FOR IMPAIRMENT** | | | | |
| General provisions | **152** | 133 | **149** | 126 |
| Specific provisions | **71** | 62 | **68** | 59 |
| | **223** | 195 | **217** | 185 |
| **Movements:** | | | | |
| **General provisions** | | | | |
| Opening balance | **133** | 132 | **126** | 125 |
| Provision acquired | **2** | - | **-** | - |
| Charge to Statements of Financial Performance | **17** | 1 | **23** | 1 |
| Closing balance | **152** | 133 | **149** | 126 |
| **Specific provisions** | | | | |
| Opening balance | **62** | 45 | **59** | 37 |
| Charge to Statements of Financial Performance | **70** | 76 | **68** | 74 |
| Recoveries | **11** | 8 | **9** | 7 |
| Bad debt write-offs | **(72)** | (67) | **(68)** | (59) |
| Closing balance | **71** | 62 | **68** | 59 |
| **Total provisions** | | | | |
| Opening balance | **195** | 177 | **185** | 162 |
| Provision acquired | **2** | - | **-** | - |
| Charge to Statements of Financial Performance | **87** | 77 | **91** | 75 |
| Recoveries | **11** | 8 | **9** | 7 |
| Bad debt write-offs | **(72)** | (67) | **(68)** | (59) |
| Closing balance | **223** | 195 | **217** | 185 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 20 ASSET QUALITY

The following dissection provides details of the consolidated entity's impaired assets as at 30 September:

| | CONSOLIDATED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2002 $M | | | | 2001 $M | | | |
| | Loan Balances | Specific Provision | Expected Recovery | Net Income Received | Loan Balances | Specific Provision | Expected Recovery | Net Income Received |
| **a) Non-accrual loans with provisions** | | | | | | | | |
| Non-performing loans | 63 | 40 | 23 | - | 47 | 29 | 18 | - |
| Part/fully performing loans | 1 | - | 1 | 1 | 3 | 1 | 2 | - |
| Total | 64 | 40 | 24 | 1 | 50 | 30 | 20 | - |
| **b) Non-accrual loans without provisions** | | | | | | | | |
| Non-performing loans | 13 | - | 13 | - | 10 | - | 10 | - |
| Part/fully performing loans | 1 | - | 1 | - | 16 | - | 16 | - |
| Total | 14 | - | 14 | - | 26 | - | 26 | - |
| Total non-accrual loans | 78 | 40 | 38 | 1 | 76 | 30 | 46 | - |
| **c) Restructured loans** | | | | | | | | |
| With provisions | - | - | - | - | - | - | - | - |
| **d) Other real estate owned** | | | | | | | | |
| Assets acquired through security enforcement | 7 | - | 7 | 2 | 6 | - | 6 | 1 |
| TOTAL IMPAIRED ASSETS | 85 | 40 | 45 | 3 | 82 | 30 | 52 | 1 |

**e) Impaired assets by size of loan**

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | NO. OF LOANS | EXPECTED RECOVERY $M | NO. OF LOANS | EXPECTED RECOVERY $M |
| Less than $1 million | 63 | 16 | 72 | 13 |
| $1 million to $5 million | 8 | 16 | 7 | 11 |
| $5 million to $10 million | 2 | 13 | 2 | 13 |
| Greater than $10 million | - | - | 1 | 15 |
| | 73 | 45 | 82 | 52 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 20 ASSET QUALITY (CONTINUED)

### f) Interest income foregone on impaired assets

The following table shows the estimated amount of interest that would have been earned on non-accrual and restructured loans based upon market interest rates applicable during the year.

| | CONSOLIDATED | |
|---|---|---|
| | **2002** | 2001 |
| | **$M** | $M |
| Gross interest income receivable on impaired assets | | |
| Non-accrual loans | **6** | 5 |
| Restructured loans | **-** | - |
| Total gross interest income receivable on impaired assets | **6** | 5 |
| Interest income received | | |
| Non-accrual loans | **1** | - |
| Restructured loans | **-** | - |
| Total interest income received | **1** | - |
| Net interest income foregone | | |
| Non-accrual loans | **5** | 5 |
| Restructured loans | **-** | - |
| Total net interest income foregone | **5** | 5 |

### g) Past Due Items

This category includes loans which are in arrears for 90 or more consecutive days, which are well secured and are not classified as impaired assets. Interest on these loans continues to be taken to the Statements of Financial Performance.

| | | |
|---|---|---|
| **Loan balances** | **116** | **131** |

### h) Impaired assets as a percentage of loans and other receivables

| | **2002** | 2001 |
|---|---|---|
| | **%** | % |
| Non-accrual loans – balances | | |
| Non performing loans | **0.18** | 0.14 |
| Part/fully performing loans | **-** | 0.05 |
| Non-accrual loans – expected recoveries | | |
| Non performing loans | **0.08** | 0.07 |
| Part/fully performing loans | **-** | 0.05 |
| Total impaired assets | | |
| Gross | **0.20** | 0.21 |
| Net | **0.11** | 0.13 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 21 CONCENTRATION OF CREDIT RISK

The following tables set out the credit risk concentrations of the consolidated entity:

| | RISK CONCENTRATION AS AT 30 SEPTEMBER 2002 | | | | | | |
|---|---|---|---|---|---|---|---|
| | TRADING SECURITIES | INVESTMENT SECURITIES | LOANS AND OTHER RECEIVABLES | BANK ACCEPTANCES OF CUSTOMERS | CONTINGENT EXPOSURES [(a)] | DERIVATIVES [(a)] | TOTAL |
| | $M | $M | $M | $M | $M | $M | $M |
| **Agriculture, forestry and fishing** | - | - | 653 | 13 | 1 | 1 | 668 |
| **Financial, investment and insurance** | 3,778 | 378 | 196 | 71 | 673 | 1,414 | 6,510 |
| **Government and public authorities** | 1,375 | 13 | 4 | - | - | - | 1,392 |
| **Lease finance** | - | - | 311 | - | 8 | - | 319 |
| **Personal** | - | - | 2,580 | - | 4 | - | 2,584 |
| **Manufacturing** | - | - | 549 | 105 | - | 11 | 665 |
| **Mining** | - | - | 20 | 5 | - | 11 | 36 |
| **Real estate – construction** | - | - | 826 | 107 | 40 | - | 973 |
| **Real estate – mortgage** | - | - | 30,533 | - | 769 | - | 31,302 |
| **Other commercial and industrial** | 625 | - | 7,318 | 1,361 | 77 | - | 9,381 |
| **Total** | 5,778 | 391 | 42,990 | 1,662 | 1,572 | 1,437 | 53,830 |
| **Other risk concentrations** | | | | | | | |
| **Due from other financial institutions** | | | | | | | 239 |
| **Total gross credit risk** | | | | | | | 54,069 |

| | RISK CONCENTRATION AS AT 30 SEPTEMBER 2001 | | | | | | |
|---|---|---|---|---|---|---|---|
| | TRADING SECURITIES | INVESTMENT SECURITIES | LOANS AND OTHER RECEIVABLES | BANK ACCEPTANCES OF CUSTOMERS | CONTINGENT EXPOSURES [(a)] | DERIVATIVES [(a)] | TOTAL |
| | $M | $M | $M | $M | $M | $M | $M |
| Agriculture, forestry and fishing | - | - | 568 | 1 | 1 | 1 | 571 |
| Financial, investment and insurance | 2,480 | 450 | 191 | 31 | 422 | 2,550 | 6,124 |
| Government and public authorities | 853 | 13 | 5 | - | - | - | 871 |
| Lease finance | - | - | 376 | - | 5 | - | 381 |
| Personal | - | - | 1,922 | - | 2 | - | 1,924 |
| Manufacturing | - | - | 569 | 109 | - | 27 | 705 |
| Mining | - | - | 16 | 5 | - | 45 | 66 |
| Real estate – construction | - | - | 811 | 77 | 10 | - | 898 |
| Real estate – mortgage | - | - | 28,514 | - | 808 | 1 | 29,323 |
| Other commercial and industrial | 236 | - | 6,922 | 947 | 61 | 3 | 8,169 |
| Total | 3,569 | 463 | 39,894 | 1,170 | 1,309 | 2,627 | 49,032 |
| Other risk concentrations | | | | | | | |
| Due from other financial institutions | | | | | | | 458 |
| Total gross credit risk | | | | | | | 49,490 |

*(a) Based on credit equivalent balance, refer Notes 43 and 48*

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **NOTE 22 INVESTMENTS IN ASSOCIATED COMPANIES** | | | | |
| Equity accounted investments | **10** | 15 | **-** | - |
| Investments at cost | **-** | - | **4** | 10 |
| Investments at recoverable value | **-** | 108 | **-** | - |
| Total investments in associates | **10** | 123 | **4** | 10 |

| **Details of investments in Associates** | | | PRINCIPAL ACTIVITIES | OWNERSHIP INTEREST AT 30.9.2002 | BALANCE DATE |
|---|---|---|---|---|---|
| Cashcard Australia Limited | **-** | 6 | FINANCIAL TECHNOLOGY | N/A | 30 June |
| St.George Development Capital No.2 Pty Limited | **7** | 6 | POOLED DEVELOPMENT FUND | 28.7% | 30 June |
| WealthPoint Limited | **-** | 102 | ECOMMERCE | 100.0% | 30 June |
| Others | **3** | 9 | | | Various |
| | **10** | 123 | | | |

| | | | | |
|---|---|---|---|---|
| **NOTE 23 OTHER INVESTMENTS** | | | | |
| (i) Property, plant and equipment held for sale | | | | |
| Land and buildings (at independent valuation – 2001) | **-** | 31 | **-** | - |
| Land and buildings (at independent valuation – 2002) | **31** | - | **-** | - |
| | **31** | 31 | **-** | - |
| (ii) Shares and other securities | | | | |
| Unquoted investments (at cost) | **75** | 60 | **18** | 16 |
| Other investments | **2** | 2 | **-** | - |
| | **77** | 62 | **18** | 16 |
| Total other investments | **108** | 93 | **18** | 16 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **NOTE 24 PROPERTY, PLANT AND EQUIPMENT** | | | | |
| Land (at independent valuation – 2000) | **39** | 81 | **39** | 68 |
| Land (at independent valuation – 2001) | **3** | 51 | **3** | 44 |
| Land (at independent valuation – 2002) | **81** | - | **63** | - |
| | **123** | 132 | **105** | 112 |
| Buildings (at independent valuation – 2000) | **41** | 151 | **41** | 91 |
| Buildings (at independent valuation – 2001) | **2** | 76 | **2** | 71 |
| Buildings (at independent valuation – 2002) | **195** | - | **129** | - |
| Buildings (at cost) | **74** | 73 | **28** | 25 |
| | **312** | 300 | **200** | 187 |
| Less accumulated depreciation | **47** | 45 | **24** | 23 |
| | **265** | 255 | **176** | 164 |
| Plant and equipment (at cost) | **584** | 526 | **518** | 462 |
| Less accumulated depreciation | **429** | 382 | **388** | 340 |
| | **155** | 144 | **130** | 122 |
| Leasehold improvements (at cost) | **13** | 12 | **13** | 12 |
| Less accumulated amortisation | **10** | 9 | **10** | 9 |
| | **3** | 3 | **3** | 3 |
| | **546** | 534 | **414** | 401 |

### Valuation

The independent valuation of selected land and buildings owned by the consolidated entity was carried out at 30 September 2002 by Neil Smith (AAPI, Certified Practising Valuer) of Herron Todd White, Sydney.

The valuation was performed on the basis of market value as at balance date.

The resultant net increment of $17 million (land – decrement $9 million; buildings – increment $26 million) arising from the revaluation has been transferred to the asset revaluation and realisation reserve (refer Note 36).

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **NOTE 24 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)** | | | | |
| **Reconciliations** | | | | |
| Reconciliation of the carrying amounts for each class of property, plant and equipment are set out below: | | | | |
| **Freehold Land** | | | | |
| Carrying amount at beginning of the financial year | **132** | 148 | **112** | 130 |
| Revaluation during the year | **(9)** | (7) | **(7)** | (8) |
| Disposal | **-** | (9) | **-** | (10) |
| Carrying amount at end of the financial year | **123** | 132 | **105** | 112 |
| **Buildings** | | | | |
| Carrying amount at beginning of the financial year | **255** | 261 | **164** | 169 |
| Additions | **4** | 3 | **5** | - |
| Revaluation during the year | **26** | 10 | **21** | 11 |
| Disposals | **(9)** | (10) | **(9)** | (10) |
| Depreciation | **(11)** | (9) | **(5)** | (6) |
| Carrying amount at end of the financial year | **265** | 255 | **176** | 164 |
| **Plant and Equipment** | | | | |
| Carrying amount at beginning of the financial year | **144** | 152 | **122** | 129 |
| Additions | **69** | 48 | **60** | 43 |
| Disposals | **(1)** | (1) | **(1)** | (1) |
| Depreciation | **(57)** | (55) | **(51)** | (49) |
| Carrying amount at end of the financial year | **155** | 144 | **130** | 122 |
| **Leasehold Improvements** | | | | |
| Carrying amount at beginning of the financial year | **3** | 3 | **3** | 3 |
| Additions | **1** | 1 | **1** | 1 |
| Amortisation | **(1)** | (1) | **(1)** | (1) |
| Carrying value at end of financial year | **3** | 3 | **3** | 3 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2002 $M | 2001 $M | 2002 $M | 2001 $M |
| **NOTE 25 GOODWILL** | | | | |
| Goodwill | **2,092** | 1,942 | **1,344** | 1,362 |
| Less – accumulated amortisation | **643** | 533 | **449** | 383 |
| – write-off | **72** | - | **-** | - |
| | **1,377** | 1,409 | **895** | 979 |
| **NOTE 26 OTHER ASSETS** | | | | |
| Deferred expenditure | **437** | 356 | **391** | 321 |
| Less – accumulated amortisation | **192** | 126 | **170** | 110 |
| – write-off | **60** | - | **60** | - |
| | **185** | 230 | **161** | 211 |
| Sundry debtors and prepayments | **573** | 469 | **450** | 392 |
| Unrealised revaluation gain on derivatives instruments | **865** | 2,675 | **865** | 2,675 |
| Future income tax benefit | **89** | 71 | **79** | 64 |
| | **1,527** | 3,215 | **1,394** | 3,131 |
| | **1,712** | 3,445 | **1,555** | 3,342 |
| **NOTE 27 DEPOSITS AND OTHER BORROWINGS** | | | | |
| Funds are raised from well diversified sources and there are no material concentrations. Funds comprise the following categories: | | | | |
| Certificates of deposit | **7,358** | 7,920 | **7,358** | 7,920 |
| Term and other deposits | **30,973** | 27,499 | **30,972** | 27,498 |
| Secured borrowings | **34** | 55 | **34** | 55 |
| Unsecured borrowings | **29** | 65 | **12** | 36 |
| | **38,394** | 35,539 | **38,376** | 35,509 |
| Maturity analysis based on remaining term to maturity at 30 September | | | | |
| At call | **23,505** | 17,261 | | |
| Less than 3 months | **8,653** | 11,287 | | |
| Between 3 months and 12 months | **4,272** | 4,891 | | |
| Between 1 year and 5 years | **1,880** | 1,991 | | |
| After 5 years | **84** | 109 | | |
| | **38,394** | 35,539 | | |
| **NOTE 28 DUE TO OTHER FINANCIAL INSTITUTIONS** | | | | |
| Maturity analysis based on remaining term to maturity at 30 September | | | | |
| At call | **912** | 700 | | |
| Less than 3 months | **-** | 68 | | |
| Between 3 months and 12 months | **-** | 22 | | |
| | **912** | 790 | | |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **NOTE 29 PROVISION FOR DIVIDENDS** | | | | |
| Final ordinary dividend | **209** | 165 | **209** | 165 |
| Depositary capital securities dividend | **10** | 11 | **-** | - |
| Preferred resetting yield marketable equity securities | **2** | 3 | **2** | 3 |
| Total provision for dividends | **221** | 179 | **211** | 168 |
| **NOTE 30 INCOME TAX LIABILITY** | | | | |
| Provision for income tax | **140** | 114 | **115** | 85 |
| Provision for deferred income tax | **132** | 151 | **109** | 116 |
| Total income tax liability | **272** | 265 | **224** | 201 |
| **NOTE 31 OTHER PROVISIONS** | | | | |
| Employee entitlements | **83** | 76 | **78** | 71 |
| Directors' retirement | **2** | 2 | **2** | 2 |
| Restructuring costs | **28** | 10 | **28** | 10 |
| Other | **2** | 3 | **-** | - |
| | **115** | 91 | **108** | 83 |
| Employee entitlements | **83** | 76 | **78** | 71 |
| Add: termination benefits included in restructuring | **22** | - | **22** | - |
| Total employee entitlements | **105** | 76 | **100** | 71 |
| Number of employees at 30 September | **7,342** | 7,061 | **6,517** | 6,324 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **NOTE 32 BONDS AND NOTES** | | | | |
| **Euro commercial Paper by currency of denomination** | | | | |
| AUD euro commercial paper | **511** | 462 | **511** | 462 |
| GBP euro commercial paper | **71** | 60 | **71** | 60 |
| JPY euro commercial paper | **-** | 13 | **-** | 13 |
| EUR euro commercial paper | **1,025** | - | **1,025** | - |
| HKD euro commercial paper | **111** | 30 | **111** | 30 |
| NZD euro commercial paper | **36** | 8 | **36** | 8 |
| USD euro commercial paper | **766** | 1,218 | **766** | 1,218 |
| | **2,520** | 1,791 | **2,520** | 1,791 |
| ***Medium Term Debt by currency of denomination*** | | | | |
| AUD medium term debt | **70** | 71 | **70** | 71 |
| EUR medium term debt | **1,345** | 456 | **1,345** | 456 |
| GBP medium term debt | **17** | 830 | **17** | 830 |
| HKD medium term debt | **329** | 325 | **329** | 325 |
| NZD medium term debt | **14** | - | **14** | - |
| SGD medium term debt | **104** | - | **104** | - |
| USD medium term debt | **2,904** | 4,303 | **2,904** | 4,303 |
| | **4,783** | 5,985 | **4,783** | 5,985 |
| | **7,303** | 7,776 | **7,303** | 7,776 |

| | | |
|---|---|---|
| Maturity analysis based on remaining term to maturity at 30 September | | |
| Less than 3 months | **1,788** | 727 |
| Between 3 months and 12 months | **2,297** | 3,205 |
| Between 1 year and 5 years | **3,145** | 3,763 |
| After 5 years | **73** | 81 |
| | **7,303** | 7,776 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED 2002 $M | CONSOLIDATED 2001 $M | BANK 2002 $M | BANK 2001 $M |
|---|---|---|---|---|
| **NOTE 33 LOAN CAPITAL** | | | | |
| AUD 39m fixed rate notes due 2003 | **39** | 39 | **39** | 39 |
| USD 200m fixed rate notes due 2005 | **380** | 419 | **380** | 419 |
| USD 150m fixed rate notes due 2007 | **282** | 311 | **282** | 311 |
| AUD 159m fixed rate notes due 2007 | **160** | - | **160** | - |
| AUD 140m fixed rate notes due 2007 | **141** | - | **141** | - |
| | **1,002** | 769 | **1,002** | 769 |
| Maturity analysis based on remaining term to maturity at 30 September | | | | |
| Between 3 months and 12 months | **39** | - | | |
| Between 1 year and 5 years | **963** | 458 | | |
| After 5 years | **-** | 311 | | |
| | **1,002** | 769 | | |
| **NOTE 34 BILLS PAYABLE AND OTHER LIABILITIES** | | | | |
| Bills payable | **165** | 168 | **165** | 168 |
| Sundry creditors and accruals | **479** | 409 | **282** | 194 |
| Unrealised revaluation loss on derivative instruments | **620** | 1,252 | **620** | 1,252 |
| Unearned income – mortgage insurance premiums | **21** | 22 | **-** | - |
| | **1,285** | 1,851 | **1,067** | 1,614 |

| | NOTE | BANK 2002 $M | BANK 2001 $M | BANK 2002 NO. OF SHARES | BANK 2001 NO. OF SHARES |
|---|---|---|---|---|---|
| **NOTE 35 SHARE CAPITAL** | | | | | |
| **Capital** | | | | | |
| 498,097,921 fully paid ordinary shares (2001: 483,828,232) | (a) | **3,043** | 2,821 | | |
| 3,000,000 fully paid preferred resetting yield marketable equity securities (2001: 3,000,000) | (d) | **291** | 291 | | |
| General reserve | | **15** | 15 | | |
| | | **3,349** | 3,127 | | |
| **(a) Movement in ordinary share capital** | | | | | |
| Balance at beginning of financial year | | **2,821** | 2,659 | **483,828,232** | 455,439,731 |
| Shares bought back | (c) | **-** | (376) | **-** | (22,790,119) |
| Conversion of non-redeemable, non-cumulative converting preference shares | (e) | **-** | 360 | **-** | 28,168,842 |
| Conversion of unissued allotted capital | (f) | **-** | 140 | **-** | 18,440,000 |
| Ordinary shares issued | (b) | **222** | 39 | **14,269,689** | 4,569,778 |
| Share issue costs | | **-** | (1) | **-** | - |
| Balance at end of financial year | | **3,043** | 2,821 | **498,097,921** | 483,828,232 |

**Issued and uncalled capital**

8,028 Borrowers' shares unpaid (2001: 10,968)

330,233 Depositors' shares unpaid (2001: 364,930)

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 35 SHARE CAPITAL (CONTINUED)

### (b) Ordinary shares issued

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| | $M | NO. OF SHARES | AVERAGE PRICE $ | $M | NO. OF SHARES | AVERAGE PRICE $ |
| Dividend Reinvestment Plan | | | | | | |
| – Interim dividend 2000/2001 | - | - | - | 12 | 732,044 | 15.52 |
| – Final dividend 2000/2001 | **54** | **3,334,926** | **16.28** | - | - | - |
| – Final dividend 2000/2001 – underwritten | **81** | **4,964,412** | **16.28** | - | - | - |
| – Interim dividend 2001/2002 | **69** | **3,598,233** | **19.22** | - | - | - |
| Executive Option Plan (refer note 40) | **18** | **1,768,333** | **10.21** | 27 | 3,110,000 | 8.58 |
| Employee Reward Share Plan (refer note 40) | - | **340,312** | - | - | 479,534 | - |
| Employee Performance Share Plan (refer note 40) | - | **263,473** | - | - | 248,200 | - |
| | **222** | **14,269,689** | | 39 | 4,569,778 | |

### Terms and Conditions

#### Ordinary Shares

Holders of ordinary shares have the right to receive dividends as declared and in proportion to the paid up capital of the shares held. In a winding up, ordinary shareholders would participate in the proceeds from the sale of any surplus assets in proportion to the number and amount paid up on the shares held. Ordinary shares entitle their holder to one vote (per share held) on a poll, either in person or by proxy, at a meeting of the Bank.

#### Preferred resetting yield marketable equity securities (PRYMES)

A holder of PRYMES is entitled to receive a non-cumulative dividend at a fixed rate which is fixed every five years (the current rate is 6.36% per annum), payable in arrears in half-yearly instalments on 20 February and 20 August until conversion. PRYMES are not redeemable by St.George but may be converted under certain circumstances. Holders of PRYMES have priority over ordinary shares for payment of dividends and for return of capital (not exceeding the issue price) and payment of any dividend declared but unpaid on a winding-up. Holders of PRYMES have no voting rights except in limited circumstances as prescribed by the ASX Listing Rules and their terms of issue.

### Capital Management Initiatives

#### (c) Share Buy-Back

In March 2001, the Bank completed an off-market buy-back of 22.8 million shares (5% of shares on issue at the time) at a price of $16.50 per share, thereby reducing ordinary equity by $376 million. The buy-back was implemented through a 1 for 20 issue of Sell Back Rights. The buy-back was funded predominantly through the issue of PRYMES.

#### (d) Issue of PRYMES

On 21 February 2001, the Bank issued 3 million PRYMES at $100 each. The issue netted $291 million of Tier 1 capital after associated costs of $9 million.

#### (e) Conversion of CPS

On 29 March 2001, the Bank converted $360 million of convertible preference shares into 28.2 million ordinary shares.

#### (f) Conversion of STRYPES

On 14 August 2001, the Bank converted $140 million of unissued allotted capital into 18.4 million ordinary shares.

#### Dividend Reinvestment Plan (DRP)

The St.George DRP will operate for the final ordinary dividend with no discount and participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be to be effective, they must be received at the Bank's Share Registry (Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney) by 5.00pm on 29 November 2002.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **NOTE 36 RESERVES** | | | | |
| **Composition** | | | | |
| Asset revaluation and realisation reserve | **65** | 48 | **88** | 74 |
| Claims equalisation reserve | **13** | 10 | **-** | - |
| Depositors' and borrowers' redemption reserve | **1** | 1 | **1** | 1 |
| | **79** | 59 | **89** | 75 |
| **Movements in reserves** | | | | |
| **Asset revaluation and realisation reserve** | | | | |
| Balance at beginning of the financial year | **48** | 45 | **74** | 71 |
| Add net increment arising from the revaluation of land and buildings | **17** | 3 | **14** | 3 |
| Balance at end of the financial year | **65** | 48 | **88** | 74 |
| **Claims equalisation reserve** | | | | |
| Balance at beginning of the financial year | **10** | 7 | **-** | - |
| Add net transfer from retained profits | **3** | 3 | **-** | - |
| Balance at end of the financial year | **13** | 10 | **-** | - |

### Asset Revaluation and Realisation Reserve

Increments and decrements (where they reverse a previous increment) arising upon the revaluation of land, buildings and other investments are recognised in the Asset Revaluation and Realisation Reserve.

### Claims Equalisation Reserve

The purpose of this reserve is to provide a prudential buffer against fluctuations in mortgage insurance claims. In the event that there was an abnormal claims experience, a portion of this reserve could be transferred back to retained profits.

### Reserve for Redemption of Borrowers and Depositors Shares

The purpose of this reserve is to recognise the redemption of all Borrower and Depositor shares.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2002 $M | 2001 $M | 2002 $M | 2001 $M |
| **NOTE 37 RETAINED PROFITS** | | | | |
| Net profit after income tax attributable to members of the Bank | **427** | 405 | **413** | 350 |
| Retained profits at the beginning of the financial year | **102** | 77 | **118** | 104 |
| Total available for appropriation | **529** | 482 | **531** | 454 |
| Dividends | **455** | 377 | **416** | 336 |
| Transfer to reserve | **3** | 3 | **-** | - |
| Retained profits at the end of the financial year | **71** | 102 | **115** | 118 |

**NOTE 38 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES**

| | 2002 $M | 2001 $M |
|---|---|---|
| Interest in: | | |
| Depositary capital securities | **334** | 334 |
| Share capital | **2** | 2 |
| Retained profits | **3** | 2 |
| | **339** | 338 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 39 AVERAGE BALANCES AND RELATED INTEREST

The following table shows the major categories of interest earning assets and interest bearing liabilities and the respective interest rates earned or paid by the consolidated entity for the years indicated. Averages are month-end averages, which are not materially different from daily averages. Non-accrual loans are included in Interest Earning Assets under Loans and Other Receivables.

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| | AVERAGE BALANCE $M | INTEREST $M | AVERAGE RATE % | AVERAGE BALANCE $M | INTEREST $M | AVERAGE RATE % |
| **Interest earning assets** | | | | | | |
| Cash and liquid assets | **689** | **30** | **4.4** | 1,081 | 56 | 5.2 |
| Due from other financial institutions | **197** | **5** | **2.5** | 155 | 4 | 2.6 |
| Investment/trading securities | **4,994** | **228** | **4.6** | 3,738 | 232 | 6.2 |
| Loans and other receivables | **41,810** | **2,801** | **6.7** | 39,815 | 3,019 | 7.6 |
| Total Interest Earning Assets | **47,690** | **3,064** | **6.4** | 44,789 | 3,311 | 7.4 |
| **Non interest earning assets** | | | | | | |
| Bills receivable | **7** | | | 47 | | |
| Property, plant and equipment | **533** | | | 554 | | |
| Other assets | **5,345** | | | 4,498 | | |
| Provision for doubtful debts | **(203)** | | | (184) | | |
| Total Non Interest Earning Assets | **5,682** | | | 4,915 | | |
| **Total Assets** | **53,372** | | | 49,704 | | |
| **Interest bearing liabilities** | | | | | | |
| Retail deposits | **27,853** | **880** | **3.2** | 24,785 | 961 | 3.9 |
| Other deposits | **7,712** | **375** | **4.9** | 7,718 | 449 | 5.8 |
| Due to other financial institutions | **361** | **9** | **2.5** | 482 | 13 | 2.7 |
| Domestic borrowings | **2,408** | **137** | **5.7** | 2,828 | 162 | 5.7 |
| Offshore borrowings | **8,165** | **330** | **4.0** | 8,434 | 491 | 5.8 |
| Total Interest Bearing Liabilities | **46,499** | **1,731** | **3.7** | 44,247 | 2,076 | 4.7 |
| **Non interest bearing liabilities** | | | | | | |
| Bills payable | **172** | | | 163 | | |
| Other liabilities | **2,927** | | | 1,622 | | |
| Total Non Interest Bearing Liabilities | **3,099** | | | 1,785 | | |
| **Total Liabilities** | **49,598** | | | 46,032 | | |
| **Shareholders' Equity** | **3,774** | | | 3,672 | | |
| **Total Liabilities and Shareholders' Equity** | **53,372** | | | 49,704 | | |
| **Interest Spread** (1) | | | **2.7** | | | 2.7 |
| **Interest Margin** (2) | | | **2.8** | | | 2.8 |

*(1) Interest spread represents the difference between the average interest rate earned and the average interest rate paid on funds.*

*(2) Interest margin represents net interest income as a percentage of average interest earning assets.*

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 39 AVERAGE BALANCES AND RELATED INTEREST (CONTINUED)

### Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and changes in rate for the years ended 30 September 2002 and 30 September 2001. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

| | 2002 OVER 2001 | | | 2001 OVER 2000 | | |
|---|---|---|---|---|---|---|
| | ← CHANGE DUE TO → | | | ← CHANGE DUE TO → | | |
| | VOLUME $M | RATE $M | TOTAL $M | VOLUME $M | RATE $M | TOTAL $M |
| **Interest earning assets** | | | | | | |
| Cash and liquid assets | (17) | (9) | (26) | 14 | 4 | 18 |
| Due from other financial institutions | 1 | - | 1 | - | (1) | (1) |
| Investment/trading securities | 57 | (61) | (4) | (45) | (11) | (56) |
| Loans and other receivables | 133 | (351) | (218) | 136 | 20 | 156 |
| Change in Interest Income | 174 | (421) | (247) | 105 | 12 | 117 |
| **Interest bearing liabilities** | | | | | | |
| Retail deposits | 97 | (178) | (81) | 40 | (19) | 21 |
| Other deposits | - | (74) | (74) | (20) | (6) | (26) |
| Due to other financial institutions | (3) | (1) | (4) | 4 | 2 | 6 |
| Domestic borrowings | (24) | (1) | (25) | 11 | 1 | 12 |
| Offshore borrowings | (11) | (150) | (161) | 47 | (6) | 41 |
| Change in Interest Expense | 59 | (404) | (345) | 82 | (28) | 54 |
| Change in Net Interest Income | 115 | (17) | 98 | 23 | 40 | 63 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 40 SHARE AND OPTION PLANS

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting on 3 February 1998. A Non-Executive Directors' Share Purchase Plan was approved by shareholders at the Annual General Meeting held on 17 December 1999.

**Details of these plans are as follows:**

### (a) Employee Reward Share Plan (Reward Plan)

On 11 January 2002, 340,312 ordinary shares were allotted as bonus shares to 6,077 eligible employees for nil consideration under the Reward Plan. The bonus shares had a market value of $17.79 per share at the date of allotment.

The Reward Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost. Allocations under the plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff and overriding Board discretion. The performance target for the shares issued during the year related to performance in the 30 September 2001 year.

The hurdles for that year required EPS (before goodwill and significant items) of at least 92.6 cents, profit per employee improvement to at least $40,124 and improvements in measured customer satisfaction levels.

Shares issued under the Reward Plan are not recognised as an expense by the consolidated entity. The estimated impact of the Reward Plan shares issued during the year on the consolidated entity's Statement of Financial Performance for the year ended 30 September 2002 would be $6 million ($4 million after tax).

### (b) Employee Share Purchase Plan (Purchase Plan)

All permanent employees with continuous service of at least one year as at any relevant share acquisition date, are eligible to participate in the Purchase Plan. Allocations of ordinary shares can occur by allotment or by purchase on market. In consideration for the shares allocated, employees forego remuneration equivalent to the market value of the shares on the date of issue and at a discount equivalent to that available under the Bank's Dividend Reinvestment Plan, when operational. Brokerage and stamp duty are payable by the Bank.

Details of ordinary shares allocated under this Plan are as follows:

| DATE OF ALLOCATION | NUMBER OF ORDINARY SHARES ALLOCATED | AVERAGE PURCHASE PRICE OF SHARES ACQUIRED ($) | NUMBER OF EMPLOYEES PARTICIPATING |
|---|---|---|---|
| 23 November 2001 | 45,558 | 17.37 | 173 |
| 11 January 2002 | 190,250 | 18.29 | 269 |
| 7 June 2002 | 55,346 | 19.70 | 165 |

The above shares were purchased on market. Shares allocated under the Purchase Plan are expensed in the consolidated entity's Statement of Financial Performance.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 40 SHARE AND OPTION PLANS (CONTINUED)

### (c) Employee Performance Share Plan (Performance Plan)

Details of awards, comprising rights over unissued ordinary shares, granted under the Performance Plan are as follows:

| | | | MOVEMENT DURING THE YEAR | | | | | |
|---|---|---|---|---|---|---|---|---|
| DATE AWARDS GRANTED | VESTING DATE | AWARDS OUTSTANDING 1 OCT 2001 | NUMBER OF AWARDS GRANTED | NUMBER OF AWARDS FORFEITED | NUMBER OF SHARES ALLOTTED | AWARDS OUTSTANDING 30 SEP 2002 | SENIOR EXECUTIVES IN PLAN | FAIR VALUE OF EACH AWARD GRANTED DURING THE YEAR ($) |
| 31-Aug-98 | 23-Feb-01 | 9,000 | | | | 9,000 | 1 | |
| 30-Nov-98 | 20-Sep-02 | 50,000 | | | 50,000 | - | - | |
| 22-Feb-99 | 23-Feb-01 | 4,000 | | | 4,000 | - | - | |
| 2-Jun-99 | 8-Dec-01 | 3,000 | | | 3,000 | - | | |
| 2-Jun-99 | 8-Dec-02 | 3,000 | | | | 3,000 | 1 | |
| 2-Jun-99 | 8-Jun-03 | 3,000 | | | | 3,000 | | |
| 20-Jul-99 | 19-Jul-01 | 16,667 | | | 16,667 | - | - | |
| 20-Jul-99 | 19-Jul-02 | 16,666 | | | 16,666 | - | | |
| 20-Dec-99 | 20-Dec-01 | 3,000 | | | 3,000 | - | 1 | |
| 20-Dec-99 | 20-Dec-02 | 3,000 | | | | 3,000 | | |
| 28-Feb-00 | 31-Aug-00 | 2,500 | | | 2,500 | - | - | |
| 28-Feb-00 | 31-Aug-01 | 2,500 | | | 2,500 | - | | |
| 1-Nov-00 | 15-Nov-02 | 667,694 | | 15,029 | 107,665 | 545,000 | 90 | |
| 1-Nov-00 | 15-Nov-03 | 329,000 | | 20,506 | | 308,494 | 103 | |
| 6-Nov-00 | 6-Nov-01 | 1,800 | | | 1,800 | - | | |
| 6-Nov-00 | 6-Nov-02 | 1,800 | | | | 1,800 | 1 | |
| 6-Nov-00 | 6-Nov-03 | 1,800 | | | | 1,800 | | |
| 29-Jan-01 | 15-Nov-02 | 4,000 | | | | 4,000 | 1 | |
| 29-Jan-01 | 15-Nov-03 | 2,000 | | | | 2,000 | | |
| 5-Feb-01 | 15-Nov-02 | 22,711 | | | | 22,711 | 4 | |
| 5-Feb-01 | 15-Nov-03 | 12,700 | | 3,258 | | 9,442 | | |
| 5-Mar-01 | 15-Nov-02 | 3,000 | | | | 3,000 | 1 | |
| 5-Mar-01 | 15-Nov-03 | 1,500 | | | | 1,500 | | |
| 14-Mar-01 | 15-Nov-02 | 1,047 | | | | 1,047 | 1 | |
| 14-Mar-01 | 15-Nov-03 | 897 | | | | 897 | | |
| 19-Mar-01 | 15-Nov-02 | 2,571 | | | | 2,571 | 1 | |
| 19-Mar-01 | 15-Nov-03 | 1,929 | | | | 1,929 | | |
| 12-Apr-01 | 15-Nov-02 | 4,706 | | | | 4,706 | 1 | |
| 12-Apr-01 | 15-Nov-03 | 4,033 | | | | 4,033 | | |
| 1-Jul-01 | 15-Nov-02 | 750 | | | | 750 | 1 | |
| 1-Jul-01 | 15-Nov-03 | 1,500 | | | | 1,500 | | |
| 1-Oct-01 | 15-Nov-03 | - | 294,147 | 10,465 | | 283,682 | 123 | 14.64 |
| 1-Oct-01 | 15-Nov-04 | - | 294,147 | 62,263 | | 231,884 | 107 | 14.64 |
| 1-Oct-01 | 15-Nov-04 | - | 294,147 | 62,263 | | 231,884 | 107 | 14.64 |
| 12-Dec-01 | 12-Dec-01 | - | 25,000 [a] | | 25,000 | - | - | 16.91 |
| 2-Jan-02 | 15-Nov-03 | - | 2,278 | | | 2,278 | | 18.69 |
| 2-Jan-02 | 15-Nov-04 | - | 2,278 | | | 2,278 | 1 | 18.69 |
| 2-Jan-02 | 15-Nov-04 | - | 2,278 | | | 2,278 | | 18.69 |
| 24-Jan-02 | 15-Nov-02 | - | 12,482 [b] | | | 12,482 | 1 | 18.34 |
| 24-Jan-02 | 15-Nov-03 | - | 12,482 [b] | | | 12,482 | | 18.34 |
| 24-Jan-02 | 15-Nov-03 | - | 1,344 | | | 1,344 | | 18.34 |
| 24-Jan-02 | 15-Nov-04 | - | 1,344 | | | 1,344 | 1 | 18.34 |
| 24-Jan-02 | 15-Nov-04 | - | 1,344 | | | 1,344 | | 18.34 |
| 31-Jan-02 | 15-Nov-02 | - | 24,409 | | | 24,409 | 1 | 18.52 |
| 31-Jan-02 | 15-Nov-03 | - | 24,409 | | | 24,409 | | 18.52 |
| 31-Jan-02 | 15-Nov-03 | - | 3,872 | | | 3,872 | | 18.52 |
| 31-Jan-02 | 15-Nov-04 | - | 3,872 | | | 3,872 | 1 | 18.52 |
| 31-Jan-02 | 15-Nov-04 | - | 3,872 | | | 3,872 | | 18.52 |
| 1-Feb-02 | 15-Nov-03 | - | 911 | | | 911 | | 18.51 |
| 1-Feb-02 | 15-Nov-04 | - | 911 | | | 911 | 1 | 18.51 |
| 1-Feb-02 | 15-Nov-04 | - | 911 | | | 911 | | 18.51 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 40 SHARE AND OPTION PLANS (CONTINUED)

| | | | MOVEMENT DURING THE YEAR | | | | | |
|---|---|---|---|---|---|---|---|---|
| DATE AWARDS GRANTED | VESTING DATE | AWARDS OUTSTANDING 1 OCT 2001 | NUMBER OF AWARDS GRANTED | NUMBER OF AWARDS FORFEITED | NUMBER OF SHARES ALLOTTED | AWARDS OUTSTANDING 30 SEP 2002 | SENIOR EXECUTIVES IN PLAN | FAIR VALUE OF EACH AWARD GRANTED DURING THE YEAR ($) |
| 25-Feb-02 | 25-Feb-03 | - | 2,797 [a] | | | 2,797 | | 17.88 |
| 25-Feb-02 | 25-Feb-04 | - | 2,797 [a] | | | 2,797 | 1 | 17.88 |
| 25-Feb-02 | 25-Feb-05 | - | 2,797 [a] | | | 2,797 | | 17.88 |
| 25-Feb-02 | 15-Nov-03 | - | 3,729 | | | 3,729 | | 17.88 |
| 25-Feb-02 | 15-Nov-04 | - | 3,729 | | | 3,729 | 1 | 17.88 |
| 25-Feb-02 | 15-Nov-04 | - | 3,729 | | | 3,729 | | 17.88 |
| 3-Apr-02 | 24-Jun-02 | - | 12,710 [b] | | | 12,710 | 1 | 18.26 |
| 3-Apr-02 | 24-Jun-03 | - | 12,710 [b] | | | 12,710 | | 18.26 |
| 3-Apr-02 | 25-Feb-03 | - | 911 | | | 911 | | 18.26 |
| 3-Apr-02 | 25-Feb-04 | - | 911 | | | 911 | 1 | 18.26 |
| 3-Apr-02 | 25-Feb-05 | - | 911 | | | 911 | | 18.26 |
| 4-Apr-02 | 24-Jun-02 | - | 3,676 [a] | | | 3,676 | | 18.23 |
| 4-Apr-02 | 24-Jun-03 | - | 3,676 [a] | | | 3,676 | 1 | 18.23 |
| 4-Apr-02 | 24-Jun-04 | - | 3,676 [a] | | | 3,676 | | 18.23 |
| 4-Apr-02 | 15-Nov-03 | - | 1,488 | | | 1,488 | | 18.23 |
| 4-Apr-02 | 15-Nov-04 | - | 1,488 | | | 1,488 | 1 | 18.23 |
| 4-Apr-02 | 15-Nov-04 | - | 1,488 | | | 1,488 | | 18.23 |
| 8-Apr-02 | 15-Nov-02 | - | 13,144 [b] | | | 13,144 | 1 | 18.26 |
| 8-Apr-02 | 15-Nov-03 | - | 13,144 [b] | | | 13,144 | | 18.26 |
| 8-Apr-02 | 15-Nov-03 | - | 1,298 | | | 1,298 | | 18.26 |
| 8-Apr-02 | 15-Nov-04 | - | 1,298 | | | 1,298 | 1 | 18.26 |
| 8-Apr-02 | 15-Nov-04 | - | 1,298 | | | 1,298 | | 18.26 |
| 1-May-02 | 15-Nov-02 | - | 10,949 [b] | | | 10,949 | 1 | 19.39 |
| 1-May-02 | 15-Nov-03 | - | 10,949 [b] | | | 10,949 | | 19.39 |
| 1-May-02 | 15-Nov-03 | - | 729 | | | 729 | | 19.39 |
| 1-May-02 | 15-Nov-04 | - | 729 | | | 729 | 1 | 19.39 |
| 1-May-02 | 15-Nov-04 | - | 729 | | | 729 | | 19.39 |
| 15-May-02 | 15-Nov-02 | - | 7,119 [b] | | | 7,119 | 1 | 19.45 |
| 15-May-02 | 15-Nov-03 | - | 7,119 [b] | | | 7,119 | | 19.45 |
| 15-May-02 | 15-Nov-03 | - | 911 | | | 911 | | 19.45 |
| 15-May-02 | 15-Nov-04 | - | 911 | | | 911 | 1 | 19.45 |
| 15-May-02 | 15-Nov-04 | - | 911 | | | 911 | | 19.45 |
| 16-May-02 | 15-Nov-02 | - | 9,477 [b] | | | 9,477 | 1 | 19.48 |
| 16-May-02 | 15-Nov-03 | - | 9,477 [b] | | | 9,477 | | 19.48 |
| 16-May-02 | 15-Nov-03 | - | 1,162 | | | 1,162 | | 19.48 |
| 16-May-02 | 15-Nov-04 | - | 1,162 | | | 1,162 | 1 | 19.48 |
| 16-May-02 | 15-Nov-04 | - | 1,162 | | | 1,162 | | 19.48 |
| 20-May-02 | 12-Jul-02 | - | 30,675 [b] | | 30,675 | - | - | 19.56 |
| 2-Jun-02 | 22-Jul-02 | - | 20,000 [a] | | | 20,000 | | 19.65 |
| 2-Jun-02 | 22-Jul-03 | - | 20,000 [a] | | | 20,000 | 1 | 19.65 |
| 2-Jun-02 | 22-Jul-04 | - | 20,000 [a] | | | 20,000 | | 19.65 |
| 2-Jun-02 | 22-Jul-05 | - | 20,000 [a] | | | 20,000 | | 19.65 |
| 2-Jun-02 | 15-Nov-03 | - | 1,155 | | | 1,155 | | 19.65 |
| 2-Jun-02 | 15-Nov-04 | - | 1,155 | | | 1,155 | 1 | 19.65 |
| 2-Jun-02 | 15-Nov-04 | - | 1,155 | | | 1,155 | | 19.65 |
| 1-Jul-02 | 1-Jul-02 | - | 2,571 [a] | | | 2,571 | | 19.45 |
| 1-Jul-02 | 1-Jul-03 | - | 2,571 [a] | | | 2,571 | 1 | 19.45 |
| 1-Jul-02 | 1-Jul-04 | - | 2,571 [a] | | | 2,571 | | 19.45 |
| 1-Jul-02 | 15-Nov-03 | - | 864 | | | 864 | | 19.45 |
| 1-Jul-02 | 15-Nov-04 | - | 864 | | | 864 | 1 | 19.45 |
| 1-Jul-02 | 15-Nov-04 | - | 864 | | | 864 | | 19.45 |
| TOTAL | | 1,181,771 | 1,287,784 | 173,784 | 263,473 | 2,032,298 | | |

*(a) No performance hurdles relate to these awards as they represent compensation for incentives foregone by the respective executive on leaving their former employer.*

*(b) These awards relate to executives responsible for SEALCORP's operations. Performance hurdles are based on tenure and predetermined targets relating to SEALCORP, including profit and customer satisfaction.*

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 40 SHARE AND OPTION PLANS (CONTINUED)

The performance hurdles in respect of the other awards granted during the year are as follows:

The awards vest in full subject to tenure and if basic earnings per share (EPS) before goodwill and significant items, equal or exceed 118.1 cents in the 30 September 2002 year, 131.3 cents in the 30 September 2003 year and 145.3 cents in the 30 September 2004 year. Where EPS is less than 113.8 cents, 122.9 cents and 132.7 cents in each of these respective years then the awards are forfeited. Where EPS falls between these targets in each of these years, then entitlement to awards is determined on a pro rata basis. In the event that a takeover offer for the Bank becomes unconditional, then the awards vest in full.

In accordance with the Rules of the Performance Plan and as approved by shareholders, share allocations can occur by allotment or by purchase on market. The Board will assess the most appropriate basis of allocation at the time each award is exercised. All allocations under the Performance Plan have been by allotment. Shares issued under this Plan are not recorded as an expense.

The market price of the Bank's shares at 30 September 2002 was $17.70 (30 September 2001: $15.18).

The fair value of awards granted during the year has been determined based on the volume weighted average share price of the Bank's ordinary shares using the five day trading period before the grant date. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). The 1,287,784 performance awards granted during the year have a fair value of $21 million. If these awards were expensed at this value, there would have been a $21 million reduction in the consolidated entity's and bank's current year after tax profit.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 40 SHARE AND OPTION PLANS (CONTINUED)

### (d) Executive Option Plan (Option Plan)

The Managing Director and executive officers are eligible to participate in the Option Plan. Exercise is conditional upon the Bank achieving a prescribed performance hurdle. Separate performance hurdles have been established in relation to the exercise of the Managing Director's options. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are not eligible to participate in the plan.

| | | | | MOVEMENT DURING THE YEAR | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| DATE OPTIONS GRANTED | EXERCISE PERIOD [1] | EXERCISE PRICE [2] ($) | OPTIONS OUTSTANDING 1 OCT 2001 | NUMBER OF OPTIONS GRANTED | NUMBER OF OPTIONS FORFEITED | NUMBER OF OPTIONS EXERCISED | OPTIONS OUTSTANDING 30 SEP 2002 | SENIOR EXECUTIVES IN PLAN [3] | FAIR VALUE OF EACH OPTION GRANTED DURING THE YEAR ($) [4] |
| 23-Feb-98 | 23-Feb-01 to 23-Feb-03 | 8.58 | 80,000 | | | 80,000 | - | - | |
| 30-Nov-98 | 30-Mar-01 to 30-Nov-03 | 10.30 | 75,000 | | | 75,000 | - | | |
| 30-Nov-98 | 15-Nov-02 to 30-Nov-03 | 10.30 | 75,000 | | | | 75,000 | 1 | |
| 30-Nov-98 | 15-Nov-03 to 30-Nov-03 | 10.30 | 75,000 | | | | 75,000 | | |
| 30-Nov-98 | 30-Nov-01 to 30-Nov-03 | 10.30 | 120,000 | | | | 120,000 | 1 | |
| 18-Dec-98 | 18-Nov-00 to 18-Dec-03 | 9.41 | 500,000 | | | 500,000 | - | | |
| 18-Dec-98 | 18-Nov-01 to 18-Dec-03 | 9.41 | 500,000 | | | 500,000 | - | - | |
| 18-Dec-98 | 18-Nov-02 to 18-Dec-03 | 9.41 | 500,000 | | 500,000 | | - | | |
| 2-Jun-99 | 8-Dec-01 to 2-Jun-04 | 10.73 | 30,000 | | | 30,000 | - | | |
| 2-Jun-99 | 8-Dec-02 to 2-Jun-04 | 10.73 | 30,000 | | | | 30,000 | 1 | |
| 2-Jun-99 | 8-Jun-03 to 2-Jun-04 | 10.73 | 30,000 | | | | 30,000 | | |
| 20-Jul-99 | 19-Jul-02 to 20-Jul-04 | 10.95 | 200,000 | | | 200,000 | - | 1 | |
| 9-Aug-99 | 9-Aug-02 to 9-Aug-04 | 10.34 | 50,000 | | | 50,000 | - | 1 | |
| 3-Nov-99 | 8-Nov-02 to 8-May-03 | 10.34 | 45,000 [5] | | | | 45,000 | 1 | |
| 20-Dec-99 | 20-Dec-02 to 20-Dec-04 | 10.86 | 80,000 | | | | 80,000 | 1 | |
| 17-Mar-00 | 17-Mar-03 to 17-Mar-05 | 11.39 | 30,000 | | | | 30,000 | 1 | |
| 1-Nov-00 | 15-Nov-02 to 1-Nov-05 | 11.14 | 133,333 | | | 133,333 | - | 1 | |
| 1-Nov-00 | 15-Nov-03 to 1-Nov-05 | 11.14 | 66,667 | | | | 66,667 | | |
| 15-Dec-00 | 15-Dec-03 to15-Dec-05 | 13.38 | 200,000 | | | 200,000 | - | | |
| 15-Dec-00 | 15-Dec-03 to 15-Dec-05 | 13.38 | 200,000 | | 200,000 | | - | - | |
| 15-Dec-00 | 15-Dec-03 to 15-Dec-05 | 13.38 | 200,000 | | 200,000 | | - | | |
| 1-Oct-01 | 15-Nov-03 to1-Oct-06 | 14.64 | - | 66,667 [6] | | | 66,667 | 1 | 1.53 |
| 1-Oct-01 | 15-Nov-04 to 1-Oct-06 | 14.64 | - | 133,334 [6] | | | 133,334 | | 1.57 |
| 12-Dec-01 | 12-Jun-04 to 12-Dec-06 | 16.91 | - | 250,000 [7] | | | 250,000 | | 2.50 |
| 12-Dec-01 | 12-Jun-05 to 12-Dec-06 | 16.91 | - | 250,000 [7] | | | 250,000 | 1 | 2.50 |
| 12-Dec-01 | 12-Jun-06 to 12-Dec-06 | 16.91 | - | 500,000 [7] | | | 500,000 | | 2.50 |
| | | TOTAL | 3,220,000 | 1,200,001 | 900,000 | 1,768,333 | 1,751,668 | | |

*(1) The options may be exercisable at an earlier date as prescribed by the Option Plan Rules.*

*(2) A premium is added to the exercise price of the options which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the year from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan Rules.*

*(3) Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.*

*(4) The fair value of options granted during the year has been determined using the Black-Scholes option pricing model. This valuation takes into account the price at the grant date, the expected life of the option, the exercise price for the options, expected dividends and volatility in the price of the underlying stock. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). If the options granted during the year were expensed at their fair value, there would have been a $3 million reduction in the consolidated entity's and Bank's current year after tax profit.*

*(5) These options were re-instated during the year.*

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 40 SHARE AND OPTION PLANS (CONTINUED)

(6) *The performance hurdles relating to these options when granted were that the options are exercisable in full if basic earnings per share (EPS) before goodwill and significant items, equal or exceed 118.1 cents in the 30 September 2002 year, 131.3 cents in the 30 September 2003 year and 145.3 cents in the 30 September 2004 year. Where EPS is less than 113.8 cents, 122.9 cents and 132.7 cents in each of these respective years then the options are forfeited. Where EPS falls between these targets in each of these years, then entitlement to options is determined on a pro rata basis. These options relate to a former executive and lapse twelve months after the termination date of the executive.*

(7) *Performance hurdles relating to options granted to the Chief Executive Officer and Managing Director, Mrs G. Kelly, during the year are as follows:*

| NO. OF OPTIONS | PERFORMANCE HURDLE |
|---|---|
| 250,000 | Basic EPS (before goodwill and significant items) for the two year period ended 30 September 2003 grows at an annual rate of 10 percent compounded annually over the 30 September 2001 basic EPS result of 101.9 cents. This equates to 123.3 cents. |
| 250,000 | Basic EPS (before goodwill and significant items) for the year ended 30 September 2004 exceeds EPS for 30 September 2003 by more than 10 percent or reaches at least 135.6 cents. |
| 500,000 | Basic EPS (before goodwill and significant items) for the year ended 30 September 2005 exceeds EPS for 30 September 2004 by more than 10 percent or reaches at least 149.2 cents. |

*In the event that a takeover offer for the Bank becomes unconditional, the options become exercisable.*

### (e) Non-Executives Directors' Share Purchase Plan (Directors' Plan)

All non-executive directors are eligible to participate in the Directors' Plan. Ordinary shares are acquired on market. In consideration for the shares acquired on their behalf, non-executive directors forego directors' fees equivalent to the purchase price of the shares and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan when operational. Brokerage and stamp duty are payable by the Bank. Shares purchased under this Plan are expensed in the Statement of Financial Performance.

Details of shares allocated under the Directors' Plan are as follows:

| DATE OF ALLOCATION | NUMBER OF ORDINARY SHARES ACQUIRED ON MARKET | NUMBER OF PARTICIPATING NON-EXECUTIVE DIRECTORS | AVERAGE PURCHASE PRICE OF SHARES ACQUIRED ($) |
|---|---|---|---|
| 23 November 2001 | 15,185 | 6 | 17.37 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **NOTE 41 COMMITMENTS** | | | | |
| Capital expenditure commitments as at 30 September not provided for in the financial statements amounted to: | | | | |
| Not longer than 1 year | **9** | 13 | **9** | 12 |
| Operating lease commitments contracted for as at 30 September: | | | | |
| Not longer than 1 year | **56** | 57 | **49** | 49 |
| Longer than 1 year and not longer than 2 years | **34** | 47 | **31** | 40 |
| Longer than 2 years and not longer than 5 years | **32** | 37 | **28** | 32 |
| Longer than 5 years | **28** | 15 | **29** | 15 |
| | **150** | 156 | **137** | 136 |
| **NOTE 42 UNCOMMITTED CREDIT FACILITIES** | | | | |
| Offshore and Australian dollar note borrowing facilities | | | | |
| Uncommitted credit facilities | **12,877** | 14,207 | **12,877** | 14,207 |
| Amount utilised | **7,032** | 6,377 | **7,032** | 6,377 |
| Unused uncommitted credit facilities | **5,845** | 7,830 | **5,845** | 7,830 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 43 CONTINGENT LIABILITIES AND CREDIT COMMITMENTS

Detailed below are the notional amounts of contingent liabilities and credit commitments, together with their credit equivalent amounts. The notional amount represents the maximum credit risk. The credit equivalent amount records the estimated maximum or total potential loss if the counterparty were to default and is determined in accordance with APRA's risk weighted capital adequacy guidelines.

| | CONSOLIDATED | | | | BANK | | | |
|---|---|---|---|---|---|---|---|---|
| | NOTIONAL AMOUNT | | CREDIT EQUIVALENT | | NOTIONAL AMOUNT | | CREDIT EQUIVALENT | |
| | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M | **$M** | $M | **$M** | $M |
| (a) Contingent Liabilities | | | | | | | | |
| Bills endorsements | **343** | 169 | **343** | 169 | **343** | 169 | **343** | 169 |
| Guarantees | **127** | 138 | **127** | 138 | **127** | 138 | **127** | 138 |
| Documentary letters of credit | **130** | 105 | **93** | 86 | **143** | 105 | **106** | 86 |
| Performance related items | **13** | 35 | **6** | 18 | **13** | 35 | **6** | 18 |
| Settlement of claims | **1** | - | **1** | - | **1** | - | **1** | - |
| Total Contingent Liabilities | **614** | 447 | **570** | 411 | **627** | 447 | **583** | 411 |
| (b) Credit Related Commitments | | | | | | | | |
| Undrawn facilities | **11,787** | 9,379 | **1,002** | 898 | **11,704** | 9,318 | **1,002** | 898 |

In accordance with the rules relating to clearing arrangements contained in the Australian Paper Clearing Stream and the Bulk Electronic Clearing Stream of the Australian Payments Clearing Association Limited, the Bank is subject to a commitment to provide liquidity support to these clearing streams in the event of another member financial institution failing to settle.

(c) Deed of Cross Guarantee

Pursuant to an Australian Securities and Investments Commission (ASIC) Class Order 98/1418 dated 13 August 1998, relief was granted during the year to the controlled entities listed below from the Corporations Act 2001 requirements for preparation, audit and publication of Financial Reports. It is a condition of the Class Order that the Bank and each of the controlled entities enter into a Deed of Cross Guarantee. The effect of the Deed is that the Bank guarantees to each creditor, payment in full of any debt in the event of winding up of any of the controlled entities subject to the Deed, under certain provisions of the Corporations Act. If a winding up occurs under other provisions of the Act, the Bank will only be liable in the event that after six months, any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Bank is wound up.

The controlled entities which were subject to the Deed as at 30 September 2002 were:

- St.George Finance Limited
- Advance Leasing Limited
- Canberra Advance Property Limited

The controlled entities which are a party to this Deed do not have any external liabilities other than taxation.

The consolidated Statement of Financial Performance for the Bank and the controlled entities which are a party to the Deed (closed group) is as follows:

| | CLOSED GROUP | |
|---|---|---|
| | **2002** | 2001 |
| | **$M** | $M |
| Profit from ordinary activities | **608** | 566 |
| Income tax expense | **193** | 211 |
| Net profit | **415** | 355 |
| Retained profits at the beginning of the financial year | **240** | 221 |
| Total available for appropriation | **655** | 576 |
| Dividends | **416** | 336 |
| Retained profits at the end of the financial year | **239** | 240 |

# Notes to the Financial Statements



## NOTE 43 CONTINGENT LIABILITIES AND CREDIT COMMITMENTS (CONTINUED)

The consolidated Statement of Financial Position for the closed group is as follows:

| | CLOSED GROUP | |
|---|---|---|
| | **2002** | 2001 |
| | **$M** | $M |
| **ASSETS** | | |
| Cash and liquid assets | **413** | 1,092 |
| Due from other financial institutions | **199** | 434 |
| Trading securities | **5,660** | 3,556 |
| Investment securities | **354** | 353 |
| Loans and other receivables | **41,848** | 38,887 |
| Bank acceptances of customers | **1,662** | 1,170 |
| Amounts receivable from controlled entities | **1,322** | 1,969 |
| Other investments | **1,837** | 1,320 |
| Other assets | **2,864** | 3,470 |
| **TOTAL ASSETS** | **56,159** | 52,251 |
| **LIABILITIES** | | |
| Deposits and other borrowings | **38,376** | 35,509 |
| Due to other financial institutions | **895** | 790 |
| Bank acceptances | **1,662** | 1,170 |
| Amounts payable to controlled entities | **1,632** | 1,968 |
| Provisions | **546** | 465 |
| Other liabilities | **9,371** | 8,907 |
| **TOTAL LIABILITIES** | **52,482** | 48,809 |
| **NET ASSETS** | **3,677** | 3,442 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital | **3,349** | 3,127 |
| Reserves | **89** | 75 |
| Retained profits | **239** | 240 |
| **TOTAL SHAREHOLDERS' EQUITY** | **3,677** | 3,442 |

The measurement basis in respect of the assets and liabilities above is consistent with Note 1 to the Financial Statements.

(d) Litigation

Contingent liabilities exist in relation to matters of litigation and/or possible matters of litigation which, at the date of adoption of this Financial Report, have not been resolved.

An assessment of the likely loss to the Bank and its controlled entities has been made in respect of the above mentioned on a claim by claim basis and specific provision has been made where appropriate. The consolidated entity does not consider that the outcome of any current proceedings, either individually or in aggregate, is likely to materially affect its operations or financial position.

(e) Service Contracts

Service contracts have been entered into with the Managing Director and certain Group Executives. The maximum contingent liability for termination benefits in respect of these contracts was $7 million.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 44 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

1. Employee Entitlements

Aggregate employee entitlements, including on-costs, have been disclosed in Note 31 to the Financial Statements.

2. Superannuation Commitments

The Bank and its controlled entities have contributed to the following superannuation funds operated within the Group:

| | St.George Staff Retirement Fund | ASGARD Superannuation Account |
|---|---|---|
| Fund Type | Defined benefit* | Defined contribution |
| Type of benefits | Lump sum | Lump sum |
| Date of last actuarial review | 1 December 2000 | Not required for fund |
| Name of actuary | Mr P Hughes BA FIAA FIA | Not required for fund |
| Basis of contributions | Various percentages of employees' superannuation salaries | In accordance with prevailing legislation |

There are sufficient funds available in these superannuation funds in the event of:

(i) termination of the funds;
(ii) voluntary termination of employment of each member; and
(iii) compulsory termination of employment of each member.

* Benefits of members of the St.George Staff Retirement Fund who joined the fund prior to 1 July 1990 are provided on a defined benefit basis. Otherwise, benefits are provided on a defined contribution basis.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 44 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (CONTINUED)

The fund assets at net market value, accrued benefits and vested benefits of the defined benefit fund is as follows:

| | AS AT 30 JUNE | |
|---|---|---|
| | **2002** | 2001 |
| St.George Staff Retirement Fund | **$M** | $M |
| Fund assets at net market value | **250** | 266 |
| Present value of accrued benefits [a] | **249** | 256 |
| Difference between net market value of assets and present value of accrued benefits | **1** | 10 |
| Vested Benefits | **245** | 251 |

*(a) Accrued benefits have been determined based on amounts calculated by the actuary at the date of the most recent actuarial assessment being 18 October 2002 on accrued benefits at 30 June 2002.*

The above amounts have been extracted from the audited financial statements of St.George Staff Retirement Fund or the most recent actuarial assessment.

Accrued benefits are benefits which the fund is presently obliged to pay at some future date, as a result of membership of the fund.

Vested benefits are benefits which are not conditional upon the continued membership of the fund or any factor, other than resignation from the fund.

Employer contributions paid to the fund during the year to 30 September 2002 was $32 million (2001: $29 million).

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 45 CONTROLLED ENTITIES

| | NOTE | PERCENTAGE OF SHARES HELD 2002 % | 2001 % |
|---|---|---|---|
| The following corporations comprise the consolidated entity: | | | |
| St.George Bank Limited | | | |
| St.George Business Finance Pty Limited | | **100** | 100 |
| St.George Commercial Credit Corporation Limited | | **100** | 100 |
| St.George Crusade Investment Pty Limited | | **100** | 100 |
| St.George Custodial Pty Limited | | **100** | 100 |
| St.George Development Capital Limited | | **100** | 100 |
| St.George Dragon Investment Pty Limited | | **100** | 100 |
| St.George Equity Finance Limited | (c) | **100** | - |
| St.George Executive Superannuation Fund Pty Limited | | **100** | 100 |
| St.George Finance Holdings Limited | | **100** | 100 |
| St.George Finance Limited | | **100** | 100 |
| St.George Funding Company LLC | (a) | **100** | 100 |
| St.George Group Holdings Pty Limited | | **100** | 100 |
| St.George HCAL Pty Limited | (c), (d) | **100** | - |
| St.George Home Finance Pty Limited | | **100** | 100 |
| St.George Insurance Pte Limited | (a) | **100** | 100 |
| St.George Life Limited | | **100** | 100 |
| St.George Management Services Pty Limited | | **100** | 100 |
| St.George Motor Finance Limited | | **75** | 75 |
| St.George Motor Wholesale Pty Limited | | **75** | 75 |
| St.George Partnership Finance Limited | | **100** | 100 |
| St.George Procurement Management Pty Limited | | **100** | 100 |
| St.George Procurement Pty Limited | | **100** | 100 |
| St.George Security and Custody Pty Limited | | **100** | 100 |
| St.George Staff Retirement Fund Pty Limited | | **100** | 100 |
| St.George Superannuation Fund Pty Limited | | **100** | 100 |
| St.George Superannuation Holdings Pty Limited | | **100** | 100 |
| St.George Wealth Management Pty Limited | | **100** | 100 |
| St.George Wholesale Finance Pty Limited | | **100** | 100 |
| ACS Broker Services Limited | (c) | **100** | - |
| ACS Management Services Pty Limited | (c) | **100** | - |
| Advance Asset Management Limited | | **100** | 100 |
| Advance Commercial Finance Limited | | **100** | 100 |
| Advance Insurance Agencies Pty Limited | | **100** | 100 |
| Advance Leasing Limited | | **100** | 100 |
| Ascalon Capital Managers Limited | | **100** | 100 |
| Ascalon Operations and Services Pty Limited | | **100** | 100 |
| ASGARD Capital Management Limited | | **100** | 100 |
| Assirt Pty Limited | (c) | **100** | - |
| Assirt Software Pty Limited | (c) | **100** | - |
| Australian Clearing Services Pty Limited | (c) | **100** | - |
| Buchelin Pty Limited | | **100** | 100 |
| Canberra Advance Property Limited | | **100** | 100 |
| Crusade CP Management Pty Limited | | **100** | 100 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 45 CONTROLLED ENTITIES (CONTINUED)

| | NOTE | PERCENTAGE OF SHARES HELD 2002 % | 2001 % |
|---|---|---|---|
| Crusade Management Limited | | **100** | 100 |
| Danaby Pty Limited | | **100** | 100 |
| Dragon Investment Services Limited | (b) | **100** | 100 |
| Dysty Pty Limited | | **100** | 100 |
| Green Frog Nominees Pty Limited | (c) | **100** | - |
| HITTON Pty Limited | | **100** | 100 |
| International Factors Australia Pty Limited | | **100** | 100 |
| International Factors Pty Limited | | **100** | 100 |
| Kerbridge Energy Pty Limited | | **100** | 100 |
| Kerbridge Loyalty Software Pty Limited | | **100** | 100 |
| Lawnbag Pty Limited | | **100** | 100 |
| Nationwide Management Pty Limited | | **100** | 100 |
| NSW Future Plan Pty Limited | | **100** | 100 |
| PACT Accountants Investment Group Pty Limited | | **100** | 100 |
| Scottish Pacific Business Finance Administration Limited | | **100** | 100 |
| Scottish Pacific Business Finance Holdings Pty Limited | | **100** | 100 |
| Scottish Pacific Business Finance Limited | (a) | **100** | 100 |
| Scottish Pacific Business Finance Pty Limited | | **100** | 100 |
| Scottish Pacific Management Services Pty Limited | | **100** | 100 |
| SEALCORP Holdings Limited | | **100** | 100 |
| SEALCORP Services Pty Limited | | **100** | 100 |
| SECURITOR Financial Group Limited | | **100** | 100 |
| Talaad Pty Limited | | **100** | 100 |
| Target Nominees Limited | (c) | **100** | - |
| Thomaston Rail Pty Limited | | **100** | 100 |
| Value Nominees Pty Limited | | **100** | 100 |
| Votraint No. 1182 Pty Limited | | **100** | 100 |
| VS&L Insurance Agency Pty Limited | | **100** | 100 |
| VS&L Services Pty Limited | | **100** | 100 |
| WealthPoint Limited | (c) | **100** | 8.8 |

*Notes*

(a) *St.George Funding Company LLC is a Delaware limited liability company and carries on business in the USA. St.George Insurance Pte Ltd is incorporated in and carries on business in Singapore. Scottish Pacific Business Finance Limited is incorporated in and carries on business in New Zealand. All other controlled entities are incorporated in Australia.*

(b) *Formerly St.George Investment Services Limited.*

(c) *Control acquired during the year.*

(d) *Formerly HotCopper Australia Limited.*

(e) *The following controlled entities were disposed of during the year :*

| | | |
|---|---|---|
| *Hanstock Intelligence Pty Limited* | *Sold* | *8-Oct-2001* |
| *Managerial and Financial Services (Hong Kong) Limited* | *Deregistered* | *15-Jul-2002* |
| *Falkiners Stockbroking Limited* | *Sold* | *22-Mar-2002* |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 46 SEGMENTAL RESULTS

### (a) Business Segments

Business segments are based on the consolidated entity's organisational structure. The consolidated entity comprises four business segments, namely:

**Personal Customers (PC)** – formerly Personal Banking and Small Business Banking. This division is responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking, general and life insurance. This division also manages retail branches, agency networks and electronic channels such as call centres, EFTPOS terminals, ATMs and Internet banking.

**Institutional and Business Banking (IBB)** – responsible for liquidity requirements, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange and money market, corporate and business relationship banking, international banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

**BankSA (BSA)** – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the consolidated entity's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

**Wealth Management (WM)** – formerly Investment Services. This division is responsible for providing funds management and administration, margin lending, financial planning, investment advice and private banking services. General and life insurance businesses are not included in WM. These insurance businesses are part of PC's operations.

Effective 1 October 2001, a portfolio of small business banking accounts was transferred from IBB to PC. On that date, total assets of $444 million and liabilities of $709 million were transferred. Also on that date, the operations of the Cairns branch, including $126 million of assets and $12 million of liabilities were transferred from BSA to PC.

As part of the consolidated entity's new business model developed through the EBB program, effective 1 October 2002, the following changes have occurred:

- Gold Segment (high value retail customers) was transferred from PC to WM;
- Life and general insurance businesses were transferred from PC to WM; and
- Small business banking customers with borrowings greater than $250,000 were transferred from PC to IBB.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 46 SEGMENTAL RESULTS (CONTINUED)

| For the year ended 30 September 2002 | PERSONAL CUSTOMERS $M | INSTITUTIONAL & BUSINESS BANKING $M | BANKSA $M | WEALTH MANAGEMENT $M | OTHER $M | CONSOLIDATED $M |
|---|---|---|---|---|---|---|
| **Segment revenue** | | | | | | |
| Net interest income | 786 | 302 | 202 | 43 | - | 1,333 |
| Non-interest income | 325 | 169 | 58 | 205 | 77 | 834 |
| Individually significant items | - | - | - | - | 18 | 18 |
| **Total segment revenue** | 1,111 | 471 | 260 | 248 | 95 | 2,185 |
| **Segment expense** | | | | | | |
| Bad and doubtful debts | 45 | 32 | 6 | 1 | 3 | 87 |
| Operating expenses | | | | | | |
| – Other provisions | 14 | 12 | 3 | 13 | 9 | 51 |
| – Depreciation | 40 | 5 | 8 | 2 | 13 | 68 |
| – Deferred expenditure amortisation | 39 | 5 | 7 | 1 | 14 | 66 |
| – Other expenses | 500 | 156 | 124 | 179 | (9) | 950 |
| Total operating expenses | 593 | 178 | 142 | 195 | 27 | 1,135 |
| Individually significant items | - | - | - | - | 184 | 184 |
| Goodwill amortisation | - | - | - | - | 110 | 110 |
| **Total segment expense** | 638 | 210 | 148 | 196 | 324 | 1,516 |
| Share of loss of investments in associates | - | - | - | - | 1 | 1 |
| **Profit/(loss) before income tax expense** | 473 | 261 | 112 | 52 | (230) | 668 |
| **Expense to income ratio** | 53.4% | 37.8% | 54.6% | 78.6% | | |
| Income tax expense | | | | | | 270 |
| Income tax benefit on individually significant items | | | | | | (30) |
| Profit after income tax | | | | | | 428 |
| Outside equity interests (OEI) | | | | | | 1 |
| **Profit after income tax and OEI** | | | | | | 427 |

| As at 30 September 2002 | PERSONAL CUSTOMERS $M | INSTITUTIONAL & BUSINESS BANKING $M | BANKSA $M | WEALTH MANAGEMENT $M | OTHER $M | CONSOLIDATED $M |
|---|---|---|---|---|---|---|
| Assets | | | | | | |
| – investments in associates | - | - | - | - | 10 | 10 |
| – other assets | 26,372 | 17,016 | 6,605 | 2,201 | 2,800 | 54,994 |
| Segment Assets | 26,372 | 17,016 | 6,605 | 2,201 | 2,810 | 55,004 |
| Segment Liabilities | 20,048 | 25,095 | 4,608 | 390 | 1,025 | 51,166 |
| Other Segment Disclosure | | | | | | |
| – securitised loans | 5,694 | 35 | - | - | - | 5,729 |
| – managed funds | - | - | - | 17,447 | - | 17,447 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 46 SEGMENTAL RESULTS (CONTINUED)

| For the year ended 30 September 2001 | PERSONAL CUSTOMERS $M | INSTITUTIONAL & BUSINESS BANKING $M | BANKSA $M | WEALTH MANAGEMENT $M | OTHER $M | CONSOLIDATED $M |
|---|---|---|---|---|---|---|
| **Segment revenue** | | | | | | |
| Net interest income | 721 | 330 | 187 | 26 | (29) | 1,235 |
| Non-interest income | 274 | 143 | 55 | 157 | 53 | 682 |
| Individually significant items | - | - | - | - | 8 | 8 |
| **Total segment revenue** | 995 | 473 | 242 | 183 | 32 | 1,925 |
| **Segment expense** | | | | | | |
| Bad and doubtful debts | 36 | 42 | 4 | - | (5) | 77 |
| Operating expenses | | | | | | |
| – Other provisions | 7 | 10 | 1 | 13 | 10 | 41 |
| – Depreciation | 40 | 5 | 7 | 1 | 12 | 65 |
| – Deferred expenditure amortisation | 30 | 3 | 4 | 1 | 8 | 46 |
| – Other expenses | 500 | 157 | 130 | 130 | (42) | 875 |
| Total operating expenses | 577 | 175 | 142 | 145 | (12) | 1,027 |
| Individually significant items | - | - | - | - | 58 | 58 |
| Goodwill amortisation | - | - | - | - | 99 | 99 |
| **Total segment expense** | 613 | 217 | 146 | 145 | 140 | 1,261 |
| Share of loss of investments in associates | - | 1 | - | - | 2 | 3 |
| **Profit/(loss) before income tax expense** | 382 | 255 | 96 | 38 | (110) | 661 |
| **Expense to income ratio** | 58.0% | 37.0% | 58.7% | 79.2% | | |
| Income tax expense | | | | | | 265 |
| Income tax benefit on individually significant items | | | | | | (10) |
| Profit after income tax | | | | | | 406 |
| Outside equity interests (OEI) | | | | | | 1 |
| **Profit after income tax and OEI** | | | | | | 405 |

| As at 30 September 2001 | PERSONAL CUSTOMERS $M | INSTITUTIONAL & BUSINESS BANKING $M | BANKSA $M | WEALTH MANAGEMENT $M | OTHER $M | CONSOLIDATED $M |
|---|---|---|---|---|---|---|
| Assets | | | | | | |
| – investments in associates | - | - | - | - | 123 | 123 |
| – other assets | 23,958 | 17,697 | 6,260 | 1,518 | 2,500 | 51,933 |
| Segment Assets | 23,958 | 17,697 | 6,260 | 1,518 | 2,623 | 52,056 |
| Segment Liabilities | 17,639 | 25,681 | 4,348 | 245 | 517 | 48,430 |
| Other Segment Disclosure | | | | | | |
| – securitised loans | 4,990 | 80 | - | - | - | 5,070 |
| – managed funds | - | - | - | 15,391 | - | 15,391 |

**(b) Geographical Segments**

The consolidated entity operates predominantly in Australia.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 47 INTEREST RATE RISK

Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of the consolidated entity.

The objective of the consolidated entity's interest rate risk management policies is to minimise fluctuations in earnings over time from volatility in movements in interest rates.

i) Interest Rate Risk in Non-Trading Activities

Interest rate risk is monitored by the Bank's Balance Sheet Management unit to ensure that aggregate exposure to interest rat risk is contained within policy guidelines and defined limits set by the Bank's Asset and Liability Committee (ALCO) which reports to the Board.

The Balance Sheet Management unit reports to ALCO at least monthly.

The "gap position" between when assets, liabilities and synthetic instruments are contractually due to reprice represents one measure of the consolidated entity's interest rate risk position. The table below details the gap position at 30 September. The Bank does not use this information to manage interest rate risk as the contractual repricing gap position does not reflect the Bank's anticipated repricing gap position.

| | AS AT 30 SEPTEMBER 2002 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | WITHIN 1 MONTH | 1 TO 3 MONTHS | 3 MONTHS TO 1 YEAR | 1 TO 5 YEARS | AFTER 5 YEARS | NOT INTEREST BEARING | TOTAL | WEIGHTED AVERAGE |
| | $M | $M | $M | $M | $M | $M | $M | % |
| **ASSETS** | | | | | | | | |
| Cash and liquid assets | 414 | - | - | - | - | - | 414 | 2.39 |
| Due from other financial institutions | 239 | - | - | - | - | - | 239 | 4.55 |
| Trading securities | 4,126 | 1,250 | 203 | 111 | 45 | 43 | 5,778 | 4.85 |
| Investment securities | 33 | - | - | 358 | - | - | 391 | 3.20 |
| Loans and other receivables | 31,947 | 658 | 2,975 | 7,375 | 35 | (223) | 42,767 | 7.35 |
| Bank acceptances of customers | - | - | - | - | - | 1,662 | 1,662 | |
| Other assets | - | - | - | - | - | 3,753 | 3,753 | |
| Total Assets | 36,759 | 1,908 | 3,178 | 7,844 | 80 | 5,235 | 55,004 | 6.30 |
| **LIABILITIES** | | | | | | | | |
| Deposits and other borrowings | 27,983 | 4,477 | 4,088 | 1,840 | 6 | - | 38,394 | 4.99 |
| Due to other financial institutions | 912 | - | - | - | - | - | 912 | 4.18 |
| Bonds and notes | 1,895 | 3,280 | 1,804 | 324 | - | - | 7,303 | 4.16 |
| Loan capital | - | 101 | 79 | 822 | - | - | 1,002 | 5.95 |
| Bank acceptances | - | - | - | - | - | 1,662 | 1,662 | |
| Other liabilities | - | - | - | - | - | 1,893 | 1,893 | |
| Total Liabilities | 30,790 | 7,858 | 5,971 | 2,986 | 6 | 3,555 | 51,166 | 4.53 |
| *Shareholders' equity and outside equity interests in controlled entities* | | | | | | 3,838 | 3,838 | |
| Off-balance sheet items affecting interest rate sensitivity | (11,879) | 10,967 | (576) | 1,404 | 84 | - | - | |
| Net mismatch | (5,910) | 5,017 | (3,369) | 6,262 | 158 | (2,158) | | |
| Cumulative mismatch | (5,910) | (893) | (4,262) | 2,000 | 2,158 | - | | |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 47 INTEREST RATE RISK (CONTINUED)

| | AS AT 30 SEPTEMBER 2001 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | WITHIN 1 MONTH $M | 1 TO 3 MONTHS $M | 3 MONTHS TO 1 YEAR $M | 1 TO 5 YEARS $M | AFTER 5 YEARS $M | NOT INTEREST BEARING $M | TOTAL $M | WEIGHTED AVERAGE % |
| **ASSETS** | | | | | | | | |
| Cash and liquid assets | 1,093 | - | - | - | - | - | 1,093 | 3.82 |
| Due from other financial institutions | 445 | - | - | - | - | 13 | 458 | 1.47 |
| Trading securities | 2,337 | 857 | 160 | 170 | 45 | - | 3,569 | 4.87 |
| Investment securities | 132 | 12 | - | 319 | - | - | 463 | 4.12 |
| Loans and other receivables | 26,050 | 698 | 4,393 | 8,705 | 47 | (194) | 39,699 | 7.34 |
| Bank acceptances of customers | - | - | - | - | - | 1,170 | 1,170 | |
| Other assets | - | - | - | - | - | 5,604 | 5,604 | |
| Total Assets | 30,057 | 1,567 | 4,553 | 9,194 | 92 | 6,593 | 52,056 | 6.06 |
| **LIABILITIES** | | | | | | | | |
| Deposits and other borrowings | 23,342 | 5,987 | 4,201 | 1,952 | 57 | - | 35,539 | 3.93 |
| Due to other financial institutions | 768 | - | 1 | 21 | - | - | 790 | 4.53 |
| Bonds and notes | 1,696 | 4,679 | 1,176 | 225 | - | - | 7,776 | 3.80 |
| Loan capital | - | - | - | 458 | 311 | - | 769 | 3.76 |
| Bank acceptances | - | - | - | - | - | 1,170 | 1,170 | |
| Other liabilities | - | - | - | - | - | 2,386 | 2,386 | |
| Total Liabilities | 25,806 | 10,666 | 5,378 | 2,656 | 368 | 3,556 | 48,430 | 3.63 |
| Shareholders' equity and outside equity interests in controlled entities | | | | | | 3,626 | 3,626 | |
| Off-balance sheet items affecting interest rate sensitivity | (8,060) | 5,026 | 1,539 | 1,068 | 427 | - | - | |
| Net mismatch | (3,809) | (4,073) | 714 | 7,606 | 151 | (589) | | |
| Cumulative mismatch | (3,809) | (7,882) | (7,168) | 438 | 589 | - | | |

Gap positions are managed by the Balance Sheet Management unit through the use of derivative products, particularly swaps and options. Interest rate risk also arises from the impact of interest rate shifts on pricing relationships between asset and liability products of a retail or wholesale nature. The risk is monitored through simulation modelling which estimates the impact on net interest earnings due to changes in interest rates and/or the size and mix of the consolidated entity's balance sheet. Through the use of this simulation model, ALCO oversees interest rate risk management by determining profit risk parameters, product design and pricing policies. The model's key assumptions are regularly reviewed to take account of both historical relationships and the current competitive and interest rate environment. Risk to earnings is measured by calculating the fluctuation in net interest earnings based on a 1% parallel increase in the bank bill swap curve. This risk is managed to ensure the net interest earnings fluctuation in the next 12 months is limited to a maximum of 10% of operating profit after income tax. This measure captures spread and market risk exposures.

ii) Market Risk from Trading Activities

Market risk represents the risk to earnings from movements in price due to fluctuations in interest rates, exchange rates and market volatility.

Market risk from trading activities is measured and reported by staff segregated and independent from the dealing, settlements and accounting functions. Intra day and overnight limits have been implemented by the Board. A Value-at-Risk (VaR) based on variance-covariance methodology is used as the primary method to quantify potential gains or losses resulting from movements in market interest rates and underpins the limit structures referred to above. The policy discipline applies to both trading and investment portfolios and includes physical positions and derivatives and performance against limit is reported to the Board Risk Management Committee monthly.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 47 INTEREST RATE RISK (CONTINUED)

The consolidated entity uses an internal model for the calculation of VaR. For the unique risks relating to options, a contingent loss matrix, developed according to the specifications of Prudential Statement C3 (PSC3), issued by the Australian Prudential Regulation Authority (APRA), is used to generate delta-equivalent cash flows for use in the VaR model and a separate measurement for gamma, vega and other higher order terms. Both models use a 99% confidence interval and a one day holding period. APRA has accredited the consolidated entity's internal model for the calculation of capital allocation to market risk.

Stress testing of trading positions is conducted daily and back-testing of the internal VaR model is conducted monthly to ensure that the model is a viable predictor of actual trading losses.

## NOTE 48 DERIVATIVES

### Derivative Financial Instruments

### Definition

A derivative is a financial instrument which provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index.

Common derivatives used by the consolidated entity are swaps, options, futures, forwards and foreign exchange contracts. The major characteristics of these are summarised below.

- Swaps

An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying notional principal. A cross currency swap involves a principal exchange of amounts in one currency for another currency and a re-exchange of the same principal amounts at maturity. Interest payments and receipts on the principal amounts are exchanged periodically throughout the term.

- Options

An option is a contract that grants the holder the right but not the obligation to buy or sell the underlying asset at a specific price on a specified date. A call option grants the holder the right but not the obligation to buy at a specified price whereas a put option grants the holder the right but not the obligation to sell at a specified price. The purchaser or holder of the option pays a premium up front to acquire the rights in the option. The risk to the holder is limited to the premium whilst the risk to the seller of the option is unlimited.

- Futures

A futures contract is a binding obligation to buy or sell a specific quantity of a specific type of goods at an agreed price. Every contract has a buyer and a seller. Most contracts dealt on exchanges are closed out prior to delivery date.

- Forwards

A forward rate agreement (FRA) is an agreement to fix an interest rate on an agreed notional amount, term and date. The parties then settle the difference between the agreed interest rate and the market rate on the FRA settlement date.

### Objectives for Holding Derivative Instruments

The consolidated entity makes use of the derivatives market both for trading purposes and to manage the risk of the Statement of Financial Position.

- Hedging

Derivatives provide protection to income streams in a volatile financial environment.

Derivatives enable holders of actual or anticipated assets and liabilities (those with a value that may vary with rising or falling interest rates) to modify and eliminate the risk of varying values by transferring it to another entity that is willing to assume the risk.

The consolidated entity's objective when entering the derivative market for asset and liability management purposes is to protect future interest income streams in light of uncertain economic variables. The core operations of the consolidated entity are subject to the risk of interest rate fluctuations to the degree that the interest earning assets exceed the interest bearing liabilities or vice versa, in any given maturity or repricing period.

- Trading

The majority of derivatives trading originates from proprietary trading and servicing selected clients' needs. Strict controls and trading limits are used to monitor the price risk resulting from interest rate and exchange rate fluctuations on net open positions. The credit risk associated with the instruments is limited to the current net market value which represents a small portion of the notional amount.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 48 DERIVATIVES (CONTINUED)

### Strategies for Achieving Objectives for Holding Derivative Instruments

The primary objective in asset and liability management is to provide the maximum level of income while maintaining prudent levels of interest rate, liquidity and funding risk. In order to achieve these objectives a variety of interest rate forwards, swaps and options as well as cross currency derivatives are employed.

For all activities, the consolidated entity monitors future interest rate risk by simulating future net interest income resulting from applying a variety of different rate scenarios to its projected Statement of Financial Position. The consolidated entity also seeks to manage net interest income by hedging interest rate exposure arising from anticipated future transactions.

This process is controlled and managed through ALCO which addresses risk exposures and hedging requirements on a monthly basis (or more frequently if required). Where an on-balance sheet solution cannot be employed to position the Statement of Financial Position effectively, the derivatives market is used.

The risks associated with derivatives are identical to the risks that are encountered by the consolidated entity for normal retail and commercial banking business (credit risk, market risk and liquidity risk). These risks are managed consistently in line with the consolidated entity's overall risk management policies.

The following table provides an overview of the consolidated entity's exchange rate and interest rate derivatives as at 30 September. It includes all trading and non-trading contracts.

| | CONSOLIDATED | | | | BANK | | | |
|---|---|---|---|---|---|---|---|---|
| | NOTIONAL AMOUNT | | CREDIT EQUIVALENT | | NOTIONAL AMOUNT | | CREDIT EQUIVALENT | |
| | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M | **$M** | $M | **$M** | $M |
| (a) Interest Rate Commitments | | | | | | | | |
| Futures | **29,179** | 10,739 | **-** | - | **29,179** | 10,739 | **-** | - |
| Forward rate agreements | **20,180** | 12,430 | **5** | 9 | **20,180** | 12,430 | **5** | 9 |
| Swaps | **62,457** | 49,256 | **445** | 440 | **62,457** | 49,256 | **445** | 440 |
| Options | **16** | 61 | **-** | - | **16** | 61 | **-** | - |
| Total Interest Rate Commitments | **111,832** | 72,486 | **450** | 449 | **111,832** | 72,486 | **450** | 449 |
| (b) Foreign Exchange Commitments | | | | | | | | |
| Spot, Forwards | **15,063** | 17,390 | **328** | 508 | **15,063** | 17,390 | **328** | 508 |
| Swaps | **5,336** | 5,528 | **643** | 1,647 | **5,336** | 5,528 | **643** | 1,647 |
| Options | **571** | 1,563 | **16** | 23 | **571** | 1,563 | **16** | 23 |
| Total Foreign Exchange Commitments | **20,970** | 24,481 | **987** | 2,178 | **20,970** | 24,481 | **987** | 2,178 |

The credit equivalent amounts represent a measure of the potential loss to the consolidated entity as a result of non performance by a counter party.

The notional amounts for derivatives do not represent assets or liabilities on the Statement of Financial Position, but represent the basis for calculating net amounts from underlying reference rates. The consolidated entity's exposure to counterparty risk is, therefore, limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

The credit risk associated with futures contracts is negligible as contracts are collateralised by cash with any changes in market value of contracts being settled on a daily basis with the clearing house.

As the consolidated entity's primary reason for holding derivatives is for Statement of Financial Position hedging purposes, the majority of derivatives have been transacted with financial institutions of investment grade quality. The consolidated entity's credit policy and procedures ensures that exposures to counterparty risks are constantly monitored, thereby limiting credit risk concentration to any individual counterparty through risk limits approved by the Board.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 49 RELATED PARTY INFORMATION

Australian banks have been exempted (subject to certain conditions), under an ASIC Class Order 98/110 dated 10 July 1998, from making disclosure of:

- any loan made, guaranteed or secured by a bank to related parties (other than directors); and
- financial instrument transactions between related parties (other than in respect of shares and share options),

  where a director of the relevant entity is not a party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business on either:
  - an arms-length basis, or
  - with approval of a general meeting of the relevant entity and its ultimate parent entity.

The exemption does not cover transactions which relate to the supply of goods and services to a bank.

The Class Order does not apply to a loan or financial instrument transaction which any director of the Bank should be reasonably aware that, if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

This exemption is subject to the Bank lodging with ASIC, a statutory declaration made by two (2) directors, confirming compliance with the provisions of the Class Order. The Bank will be lodging such a declaration with ASIC in its Annual Return in respect of the year ended 30 September 2002.

### Directors

The names of each person holding the position of director during the financial year are:

F J Conroy
J J Mallick
G P Kelly
L F Bleasel
J S Curtis
G Ettinger
P D R Isherwood
L B Nicholls
G J Reaney
J M Thame

### Loans to directors

The aggregate amount of loans outstanding as at 30 September 2002 was $Nil (2001: $Nil).

### Shareholdings

The number of shares and preferred resetting yield marketable equity securities (PRYMES) held by directors of the Bank and director related entities at 30 September is as follows:

| | ORDINARY SHARES | | PRYMES | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| Balance at beginning of financial year | **319,907** | 291,733 | **649** | - |
| Directors no longer in office | **(52,574)** | - | **(53)** | - |
| Net purchases on market | **6,187** | 10,962 | **-** | 649 |
| Net disposals on market | **(6,100)** | - | **-** | - |
| Shares issued under Share Purchase Plans | **15,185** | 17,212 | **-** | - |
| Shares issued under Performance Plan | **25,000** | - | **-** | - |
| Balance at end of financial year | **307,605** | 319,907 | **596** | 649 |

Details of share options granted to the Managing Director are detailed in Note 40. No share options have been granted to non-executive directors.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 49 RELATED PARTY INFORMATION (CONTINUED)

### Other transactions of directors and their director related entities

a) *Financial instrument transactions*

Financial instrument transactions (other than in respect of loans and shares disclosed above) with the directors of the Bank occur in the ordinary course of business of the Bank on an arm's length basis, and are considered to be trivial or domestic transactions as they are in the nature of normal personal banking and deposit transactions.

b) Other transactions (other than financial instrument transactions)

- Pursuant to a corporate agency agreement dated 29 June 1988 and a life agency agreement dated 31 May 1992, the Bank received commission income from Royal and Sun Alliance Insurance Limited, of which Mr J J Mallick is a director. During the financial year, the Bank received commission income of $1,261,868 (2001: $2,795,589) from Royal and Sun Alliance Insurance Limited which was calculated at standard business rates. Insurance premium payments by the Bank to Royal and Sun Alliance Insurance Limited in the ordinary course of business was $514,317 (2001: $418,845).
- During the financial year, the Bank made donations of $29,055 (2001: $25,000) to the St.George Foundation Trust (the Foundation). Messrs F J Conroy, J J Mallick and Mrs G P Kelly were Governors of the Foundation during the year, which was founded by the Bank for public charitable purposes.
- Mr J J Mallick is a director of Tyndall Australia Limited. Insurance premium payments by the consolidated entity in the ordinary course of business during the year to this company was $4,766 (2001: $nil). During the year, the consolidated entity received commissions of $11,314 (2001: $nil) from Tyndall Australia Limited, calculated at standard business rates.
- Mrs L B Nicholls is a director of Australia Post Limited, Perpetual Trustees Australia Limited and a member of the First Data Resources Australia Limited's Advisory Committee. Payments by the consolidated entity for the provision of goods and services in the ordinary course of business during the year to Australia Post Limited was $3,628,765 (2001: $2,392,206). Payments to First Data Resources Australia Limited was $nil (2001: $5,005) and to the Perpetual Trustees Group was $1,541,069 (2001: $1,102,155).
- Mr F J Conroy is a director of ORIX Australia Corporation Limited. Payments by the consolidated entity for the provision of goods and services in the ordinary course of business during the year to this company was $9,363,237 (2001: $3,963,767).
- Mr J S Curtis is the Chairman of First Data Resources Australia Limited's Advisory Committee, Chairman of Allianz Australia Limited and a director of Perpetual Trustees Australia Limited. Payments made to First Data Resources Australia Limited in the ordinary course of business was $nil (2001: $5,005). Insurance premium payments by the Bank to Allianz Australia Limited, in the ordinary course of business, were $502,632 (2001: $597,652). During the financial year, the Bank received commission income of $304,992 (2001: $312,784) from Allianz Australia Limited which was calculated at standard business rates. Payments made to the Perpetual Trustees Group during the year in the ordinary course of business was $1,541,069 (2001: $1,102,155).
- Mr P D R Isherwood is a director of Stadium Australia Management Limited. Subscriptions paid by the Bank to Stadium Australia Management Limited in the ordinary course of business were $3,828 during the financial year (2001: $6,204).
- Mr G J Reaney is a director of the Australian Gas Light Company. Payments made by the consolidated entity for the provision of goods and services in the ordinary course of business was $nil (2001: $780,624).
- Mr L F Bleasel is a director of QBE Insurance Group Limited. Insurance premium payments made by the consolidated entity to QBE in the ordinary course of business were $363,094 during the financial year (2001: $163,639). During the financial year, the Bank received commission income of $8,721 (2001: $4,419) from QBE which was calculated at standard business rates.
- Mr J M Thame is a director of Permanent Custodians Limited. Payments made to this company during the year in the ordinary course of business was $143,894 (2001: $164,101).

Other transactions were conducted by the consolidated entity with other director related entities on an arms length basis and are considered to be trivial.

## NOTE 49 RELATED PARTY INFORMATION (CONTINUED)

### Controlled entities

The Bank's aggregate investment in amounts receivable from and amounts due to controlled entities are disclosed in the Statement of Financial Position of the Bank.

Details of amounts paid or received from controlled entities in the form of dividends or interest are set out in Notes 2 and 3 to the Financial Statements.

Apart from the details disclosed above no non-executive director or director-related entity has entered into a material contract with the consolidated entity during the year. In the opinion of the directors there are no contracts in existence with non-executive directors and their director-related entities that may conflict with their ability to act in the best interests of the Bank.

## NOTE 50 NET FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure is limited to the net fair value of the consolidated entity's on and off-balance sheet financial instruments. The disclosure excludes all non-financial instruments and hence the aggregate net fair value amounts are not representative of the underlying value of the consolidated entity.

The net fair value represents the amount (after transaction costs) for which an asset could be exchanged or a liability settled in an arms-length transaction between willing parties. The value of the consolidated entity's relationship with customers together with non-financial instruments are not included in the disclosure below.

Quoted market prices are adjusted for material transaction costs and used as the measure of net fair value. Where quoted market prices are not available, net fair values are based on present value estimates or other methods of valuation. The fair value of short term financial instruments is estimated to equal their carrying value as these instruments reprice or mature in 180 days or less with no significant change in credit risk.

The estimates of net fair value are subjective and involve the exercise of judgement. Changes in assumptions used could have a material impact on the amounts disclosed. As a result, it is difficult to make reasonable comparisons of the consolidated entity to other financial institutions due to the wide range of valuation techniques and numerous estimates which must be made.

| | CARRYING VALUE | | FAIR VALUE | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$M** | $M | **$M** | $M |
| **Financial Assets** | | | | |
| Cash and liquid assets | **414** | 1,093 | **414** | 1,093 |
| Due from other financial institutions | **239** | 458 | **239** | 458 |
| Trading securities | **5,778** | 3,569 | **5,778** | 3,569 |
| Investment securities | **391** | 463 | **347** | 451 |
| Loans and other receivables | **42,767** | 39,699 | **42,937** | 39,859 |
| Bank acceptances of customers | **1,662** | 1,170 | **1,662** | 1,170 |
| **Financial Liabilities** | | | | |
| Deposits and other borrowings | **38,394** | 35,539 | **38,433** | 35,636 |
| Due to other financial institutions | **912** | 790 | **912** | 790 |
| Bank acceptances | **1,662** | 1,170 | **1,662** | 1,170 |
| Bonds and notes | **7,303** | 7,776 | **7,350** | 7,783 |
| Loan capital | **1,002** | 769 | **987** | 820 |
| Other financial liabilities | **644** | 577 | **511** | 455 |

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## NOTE 50 NET FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

### Cash and liquid assets, due from other financial institutions and bank acceptances of customers

The carrying value of cash and liquid assets, due from other financial institutions and bank acceptances of customers approximate their net fair value as they are short term in nature or are receivable on demand.

### Trading securities

Trading securities are recorded at market value. Market value is based on quoted market prices, broker or dealer price quotations.

### Investment securities

Net fair value is based on quoted market prices, broker or dealer price quotations. Where such prices are not available, net fair value is estimated using quoted market prices for securities with similar characteristics.

### Loans and other receivables

The carrying value of loans and other receivables is net of specific and general provisions for doubtful debts and unearned income. For variable rate loans (excluding impaired loans), the carrying amount is a reasonable estimate of net fair value. The net fair value of fixed rate loans that reprice within six months of balance date is the carrying value at 30 September. For other fixed rate loans, the net fair value was calculated by discounting the estimated future cash flows using current market rates.

For impaired assets the net fair value is calculated by discounting expected future cash flows using a discount rate which includes a premium for uncertainty of the cash flows.

### Deposits and other borrowings

The net fair value of at call, variable rate deposits and fixed rate deposits repricing within six months, is the carrying value at 30 September. For other deposits, discounted cash flow models based upon current market rates for debt with similar characteristics and maturities were used to calculate net fair values.

### Due to other financial institutions

The carrying values of balances due to other financial institutions is considered to approximate their net fair value.

### Bonds and notes and loan capital

The net fair values of bonds and notes and loan capital was calculated based on quoted market prices at 30 September. Where quoted prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining maturity of the instrument was used.

### Other financial liabilities

This category includes the on-balance sheet impact of derivatives for which the net fair value is calculated by discounting projected cash flows using current market yields. The carrying amount of accrued expenses payable is considered to approximate the net fair value.

Provision for income tax, dividends, employee entitlements and restructuring are not considered to be financial instruments.

## NOTE 51 EVENTS OCCURRING AFTER REPORTING DATE

On 21 October 2002 the first two tranches of the Federal Government's tax consolidation legislation were determined to be enacted or substantively enacted for financial reporting purposes.

The enactment or substantive enactment of this legislation may impact the calculation of the deferred tax balances of certain entities within the consolidated entity from 21 October 2002.

The financial effects of the enactment or substantive enactment of this legislation cannot be estimated reliably at this stage and have not been brought to account in the financial statements for the year ended 30 September 2002.

Other than the matter discussed above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material or unusual nature likely in the opinion of the directors of the Bank, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

# Directors' Declaration

FOR THE YEAR ENDED 30 SEPTEMBER 2002

In the opinion of the directors of St.George Bank Limited:

1. (a) the financial statements and notes, set out on pages 2 to 67 are in accordance with the Corporations Act 2001, including:

    (i) giving a true and fair view of the financial position of the Bank and the consolidated entity as at 30 September 2002 and their performance, as represented by the results of their operations and cash flows for the year ended on that date; and

    (ii) complying with Accounting Standards and Corporations Regulations 2001; and

   (b) at the date of this declaration, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe the Bank and the subsidiaries identified in note 43 (c) will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Bank and those subsidiaries pursuant to ASIC Class Order 98/1418.

For and on behalf of the Board of Directors and in accordance with a resolution of the directors.

**F J Conroy**
Chairman

**G P Kelly**
Chief Executive Officer and Managing Director

Dated at Sydney, New South Wales
6 November 2002

# Independent Audit Report to the Members of St.George Bank Limited

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## SCOPE

We have audited the financial report of St.George Bank Limited, for the year ended 30 September 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes (1 to 51), and the directors' declaration set out on pages 2 to 68. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Bank and the entities it controlled at the end of the year or from time to time during the financial year. The Bank's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Bank.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and the other disclosures in the financial reports, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Bank's and the consolidated entity's financial position and performance, as represented by the results of their operations and cash flows.

The audit opinion expressed in this report has been formed on the above basis.

## AUDIT OPINION

In our opinion, the financial report of St.George Bank Limited is in accordance with:

a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the Bank's and consolidated entity's financial position as at 30 September 2002 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

**KPMG**

**J F Teer**
*Partner*

45 Clarence Street,
Sydney, New South Wales, 2000
6 November 2002

# Supplementary Information

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## CAPITAL ADEQUACY

Under Australian Prudential Regulation Authority's (APRA) risk based framework, Statement of Financial Position exposures are assessed on potential risk of borrower and counterparty default. This credit risk is divided into three broad types of counterparty, being, governments, banks and other counterparties, with individual exposures weighted according to four categories of risk weighting (0, 20, 50 and 100 per cent). In addition to counterparty credit risk, limited recognition is given to underlying collaterals and guarantees.

Effective from 1 January 1998, APRA requires Australian banks to hold sufficient levels of capital to cover the market risk of their trading books. Market risk is the risk of loss arising from the movements in market price in both on and off balance sheet positions.

APRA's guidelines stipulate banks must maintain a ratio of qualifying capital to risk-weighted assets (credit risk assets plus notional market risk assets) of at least 8 per cent. Qualifying capital is comprised of two discrete tiers. Tier 1 capital must constitute at least 50 per cent of the minimum capital requirement and the contribution made to the capital adequacy ratio by Tier 2 capital cannot exceed that made by Tier 1. Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in the mortgage insurance company (St.George Insurance Pte Ltd) are deducted from Tier 1 capital. Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life companies are deducted from the total of Tier 1 and Tier 2 capital.

*The position with respect to these ratios as at 30 September is summarised below:*

| | CONSOLIDATED | |
|---|---|---|
| | **2002** | 2001 |
| | **$M** | $M |
| **Qualifying Capital** | | |
| Tier 1 | | |
| Share capital | **3,349** | 3,127 |
| Reserves | **548** | 665 |
| Retained profits | **71** | 102 |
| Less: Goodwill and other APRA adjustments | **(1,527)** | (1,515) |
| Total tier 1 capital | **2,441** | 2,379 |
| Tier 2 | | |
| Asset revaluations | **47** | 34 |
| Subordinated debt | **907** | 734 |
| General provisions for doubtful debts (not tax effected) | **152** | 133 |
| Total tier 2 capital | **1,106** | 901 |
| Less: Deductions | **(40)** | (40) |
| Total qualifying capital | **3,507** | 3,240 |

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

# Supplementary Information

FOR THE YEAR ENDED 30 SEPTEMBER 2002

## CAPITAL ADEQUACY (CONTINUED)

| | FACE VALUE 2002 $M | RISK WEIGHT % | RISK WEIGHTED BALANCE 2002 $M | RISK WEIGHTED BALANCE 2001 $M |
|---|---|---|---|---|
| **Risk Weighted Assets** | | | | |
| (i) On Balance Sheet Assets | | | | |
| Cash, claims on Reserve Bank, Australian Commonwealth, State and Territory Governments, Central Government and Central Banks of OECD countries | 7,099 | - | - | - |
| Claims on local governments, public sector entities, Authorised Deposit Taking Institutions | 485 | 20 | 97 | 109 |
| Loans secured by residential property | 32,730 | 50 | 16,365 | 15,335 |
| All other assets | 14,440 | 100 | 14,440 | 11,980 |
| Total on Balance Sheet assets* – credit risk | 54,754 | | 30,902 | 27,424 |

| | FACE VALUE 2002 $M | CREDIT EQUIVALENT AMOUNT 2002 $M | RISK WEIGHTED BALANCE 2002 $M | RISK WEIGHTED BALANCE 2001 $M |
|---|---|---|---|---|
| (ii) Off Balance Sheet Exposures | | | | |
| Direct credit substitutes | 223 | 223 | 222 | 204 |
| Trade and performance related items | 59 | 16 | 16 | 22 |
| Commitments | 11,787 | 1,002 | 612 | 487 |
| Foreign exchange, interest rate and other market related transactions | 132,269 | 1,437 | 412 | 826 |
| Total off Balance Sheet exposures – credit risk | 144,338 | 2,678 | 1,262 | 1,539 |
| Risk weighted assets – credit risk | | | 32,164 | 28,963 |
| Risk weighted assets – market risk | | | 331 | 263 |
| **Total risk weighted assets** | | | 32,495 | 29,226 |
| Capital Adequacy Ratio | | | % | % |
| Tier 1 | | | 7.5 | 8.1 |
| Tier 2 | | | 3.4 | 3.1 |
| Less deductions | | | (0.1) | (0.1) |
| **Total Capital Ratio** | | | 10.8 | 11.1 |

** The difference between total on balance sheet assets and the consolidated entity's Statement of Financial Position results from the alternative treatment prescribed by APRA for items such as goodwill and provisions for bad and doubtful debts.*

## KEY DATES

**Annual General Meeting (Sydney)**
13 December 2002

**Shareholder Information Meeting (Melbourne)**
26 May 2003*

**Announcement of Results and Ordinary Dividend**
- Interim (half-year ended 31 March 2003) 6 May 2003*
- Final (year ended 30 September 2003) 5 November 2003*

**Ordinary Shares**
Final Dividend (2002) paid
13 December 2002
- Ex-dividend trading 25 November 2002
- Record date 29 November 2002

Interim Dividend (2003) paid
02 July 2003*
- Ex-dividend trading 12 June 2003*
- Record date 18 June 2003*

**PRYMES**
Payment date 20 February 2003*
- Ex-dividend trading 31 January 2003*
- Record date 6 February 2003*

Payment date 20 August 2003*
- Ex-dividend trading 31 July 2003*
- Record date 6 August 2003*

*proposed dates only

## CONTACT DETAILS

**ST.GEORGE REGISTERED OFFICE**
St.George House
4-16 Montgomery Street
Kogarah NSW 2217, Australia
Telephone (02) 9236 1111
International (612) 9236 1111
Facsimile (02) 9952 1000

Secretary: M H S Bowan

**ST.GEORGE SHARE REGISTRY**
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Postal Address: GPO Box 7045
Sydney NSW 1115, Australia
Telephone 1800 804 457
International (613) 9615 5970
Facsimile (02) 8234 5050

**BANKSA**
97 King William Street
Adelaide SA 5000
Customer Service 131 376

**ADVANCE ASSET MANAGEMENT**
Level 10, 182 George Street
Sydney NSW 2000
Customer Service 1800 819 935

**SEALCORP**
Level 12, 400 George Street
Sydney NSW 2000
Telephone (02) 9947 1255
Facsimile (02) 9511 2366

**DEUTSCHE BANK**

**(American Depositary Receipts)**
Depositary Receipts Department
60 Wall Street
New York, NY 10005, USA
Telephone (212) 602 3761

## CUSTOMER SERVICES

St.George Customer Service Centre
133 330
New Account Enquiries/Insurance
133 555
dragondirect
1300 301 020
Private Bank
(02) 9236 1882
Small Business Banking
1300 554 003
Business Banking
133 800
Investment Advice
1300 367 240
Auto/Commercial Finance
1300 301 315
St.George Margin Lending
1300 304 065
Group Treasury and Capital Markets
(02) 9320 5555
Foreign Exchange Products and Services
1300 550 244
Advance Funds Management
1800 819 935
ASGARD Master Trust
1800 998 185

**EMAIL/INTERNET**
Email: stgeorge@stgeorge.com.au
Internet: www.stgeorge.com.au

**AUDITORS**
KPMG
45 Clarence Street, Sydney NSW 2000

**CREDIT RATINGS**

| | short term | long term |
|---|---|---|
| Standard and Poor's | A-1 | A |
| Moody's Investors Service | P-1 | A2 |
| Fitch Ratings | F1 | A+ |

**FULL FINANCIAL REPORT (2002)**
St.George's Full Financial Report may be accessed on the St.George Bank website at www.stgeorge.com.au. Shareholders wishing to be mailed a copy of the St.George Full Financial Report should contact the Bank's share registry at Computershare Investor Services on 1800 804 457

st.george

ST GEORGE BANK LIMITED ABN 92 055 513 070

